SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-Held Company)

CNPJ no. 00.001.180/0001-26

NIRE 33.3.00346767

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETING, HELD ON APRIL 29, 2025

1. **DATE, TIME AND PLACE**: Held on April 29, 2025, at 2:30 pm, Brasília time, DF, in exclusively digital form through the Zoom digital platform ("Digital Platform"), pursuant to article 124, §2-A, of Law No. 6,404, of December 15, 1976, as amended ("Brazilian Corporate Law") and articles 5, §2, item I, and 28, §2 and §3, all of CVM Resolution No. 81, of March 29, 2022, as amended ("CVM Resolution 81"). In addition, pursuant to article 5, §3, of CVM Resolution 81, this meeting ("Meeting") shall be deemed to be held at the headquarters of Centrais Elétricas Brasileiras S.A. – Eletrobras ("Company" or "Eletrobras"), located in the City of Rio de Janeiro, in the State of Rio de Janeiro, at Rua da Quitanda, nº 196, Loja A, Centro, CEP 20.091-005.

2. **CALL**: The call notice was published, pursuant to article 124 of the Brazilian Corporation Law, in the Valor Econômico newspaper, on March 28, March 29/30/31 and April 1, 2025, as indicated below.

3. **PUBLICATIONS AND DISCLOSURES**: In compliance with article 124 of the Brazilian Corporation Law, a call notice was published in the newspaper "Valor Econômico", in the editions of March 28/29/30/31 and April 1, 2025 (pages E3, E10 and E3, respectively). The documents related to the fiscal year ended December 31, 2024, namely, the Company's Financial Statements, the Management Report, the opinion of the independent auditors and the opinion of the Company's Fiscal Council were published in the newspaper "Valor Econômico", in the edition of April 16, 2024 (pages A9 to A12). In addition, all documents related to the matters resolved, as provided for in CVM Resolution 81, were made available to shareholders at the Company's headquarters and on the world wide web on the websites of the Company (http://ri.eletrobras.com), CVM (http://cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://b3.com.br).

4. **ATTENDANCE**: The shareholders who participated through the Digital Platform and those who presented, in accordance with the legislation in force, a valid Remote Voting Bulletin ("BVD") were present, which, at the **Annual General Meeting** ("AGM"), represent 85.39% of the common shares and 54.68% of the preferred shares issued by the Company and, at the **Extraordinary General Meeting** ("EGM"), represent 85.15% of the common shares and 45.08% of the preferred shares issued by the Company, as verified: (i) by the registration of presence provided by the Digital Platform made available by the Company, pursuant to CVM Resolution 81; and (ii) by the remote voting map drawn up on the basis of the valid BVDs received through the central depositary, the custodian, the bookkeeping agent for the shares issued by the Company and directly by the Company, pursuant to CVM Resolution 81, there being, therefore, a quorum for the installation of this Meeting, both in relation to the AGM and in relation to all the matters of the EGM, pursuant to article 125 and article 135 of the Brazilian Corporation Law.

Also present, for the purposes of the provisions of the Brazilian Corporation Law, Mr. Marcelo de Siqueira Freitas, Chief Legal Officer and member of the Board of Directors; Ms. Camila Gualda Sampaio Araújo, Vice President of Governance, Risks, Compliance and Sustainability; Messrs. Adriano Monteiro and Bruno Monteiro, representatives of PriceWaterhouseCoopers (PWC), the Company's independent auditor; Messrs. Carlos Eduardo Teixeira Taveiros and Ricardo Bertucci, members of the Company's Fiscal Council; Mr. Luiz Carlos Nanninni, coordinator of the Company's Audit and Risk Committee; Ms. Ana Carolina Melo, representative of Grant Thornton Auditores Independentes Ltda.

5. BOARD: Mr. **Francisco Antunes Maciel Müssnich**, known professionally as Chico Müssnich, as indicated by the Eletrobras Board of Directors, took over the chairmanship of the proceedings, pursuant to article 18, paragraph 7, of the Bylaws, and Mr. **Felipe Guimarães Rosa Bon** and Mr. **Leonardo Carneiro da Rocha Ramos de Carvalho** were invited to act as co-secretaries.

6. AGENDA: In accordance with the Call Notice and Management Proposal disclosed for this Meeting, the Agenda to be resolved is as follows:

6.1. Matters to be resolved in the AGM:

6.1.1. Take the management accounts, examine, discuss and vote on the Management Report and the Company's Full Annual Financial Statements, for the fiscal year ended December 31, 2024;

6.1.2. To resolve on the proposal of the Company's management for the allocation of income for the fiscal year ended December 31, 2024 and the distribution of dividends.

6.1.3. Elect the members of the Board of Directors for a unified management term of 2 years, as well as to resolve on, as applicable to each candidate, (i) characterization as an independent member; and (ii) pursuant to article 147, §3, of the Corporations Law, waiver of the requirements provided in items I and/or II of said provision;

6.1.4. Set at 5 the number of members of the Fiscal Council and their respective alternates, if installed;

6.1.5. Elect the members of the Fiscal Council, if installed, to exercise a term of office until the next Annual General Meeting; and

6.1.6. Set the annual global compensation for administrators, external members of advisory committees, and members of the Fiscal Council (if installed) for the 2025 fiscal year.

6.2. Matters to be resolved in the EGM:

6.2.1. About the Merger of Eletropar by Eletrobras ("Merger"): (i) Ratify the appointment of Pricewaterhousecoopers Auditores Independentes Ltda. ("PwC") as the appraisal company responsible for preparing the appraisal report of the accounting equity value of Eletrobras Participações S.A. ("Eletropar Accounting Appraisal Report" and "Eletropar", respectively); (ii) approve the Eletropar Accounting Appraisal Report; (iii) ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. ("EY") as the appraisal company responsible for preparing the appraisal report, for the purposes of article 264 of the Brazilian Corporation Law, of the Company ("Appraisal Report of Article 264 Eletrobras") and Eletropar ("Appraisal Report of Article 264 Eletropar"); (iv) approve the Appraisal Report of Article 264 Eletrobras and the Appraisal Report of Article 264 Eletropar; (v) approve the Protocol and Justification of the Merger of the Company, entered into between the Company's officers and the officers of Eletropar, which establishes the terms and conditions of the merger of Eletropar by the Company ("Merger" and "Protocol and Justification", respectively); (vi) approve the Merger, pursuant to the Protocol and Justification; (vii) approve the amendment to the Company's Bylaws to amend the caput of article 4 of the Company's Bylaws, due to the increase in the Company's capital stock resulting from the Merger; and (viii) authorize the managers of Eletrobras to perform all acts necessary for the implementation of the Merger.

6.2.2. Approve, with effectiveness subject to the consent of the competent authority, the amendment of §5 of the current article 25 of the Bylaws, to provide for a new tiebreaker rule within the scope of the Board of Directors;

6.2.3. Approve, with effectiveness subject to the consent of the competent authority, the amendment of (i) §2 of the current article 28 of the Bylaws, to reduce the minimum number of independent candidates from 6 to 5; and (ii) §4 of the current article 28 of the Bylaws to include criteria for assessing the independence of members of the Board of Directors;

6.2.4. Approve, with effectiveness subject to the consent of the competent authority, the amendment of the current article 43 of the Bylaws to make the Fiscal Council permanent and define its composition by 5 full members and their alternates; and

6.2.5. If any of the resolutions contained in items 6.2.2 to 6.2.4 above are approved, approve: (i) the consolidation of the Company's Bylaws, considering all changes approved by the shareholders at the Meeting, including any renumbering adjustments, use of defined terms, and cross-references applicable to the provisions of the Bylaws, due to the inclusion or exclusion of provisions, as approved by the competent authority; and (ii) if necessary, that the Board of Directors take administrative measures to reflect in the consolidated version of the Bylaws what was approved by the shareholders at the Meeting and by the competent authority, including for the purposes of filing, publication and compliance with other applicable legal and regulatory provisions.

7. READING OF DOCUMENTS: Initially, the synthetic voting map was designed for verification by all those present, consolidating the votes cast through BVDs and ADRs, which remained at the disposal of the shareholders, pursuant to the sole paragraph of article 46-C of CVM Resolution 81, as well as documents related to the matters to be resolved at this Meeting. Then, it was asked whether any of the shareholders present virtually at the Meeting had submitted a vote through BVD and whether they wished to express their vote in person at this Meeting, for the purpose of disregarding remote voting, pursuant to article 48, §5, of CVM Resolution 81. On this occasion, Messrs. **(i)** Olavo Lira Carvalho, representative of GIC (Government of Singapore and The Monetary Authority of Singapore), **(ii)** João Pedro Hennings de Lara, representative of Radar (3G Radar Master FIA, Infrad Master Fundo de Investimento em Ações, Maliko Investments LLC, Manuka Investments LLC, Tucurui Fundo de Investimento em Ações, Xingo FIA), **(iii)** João Vicente Silva Machado, representative of the shareholders Genipabu Fundo de Investimento em Ações, Geração Futuro L. Par Fundo de Investimento em Ações, Hagop Guerekmezian, Hagop Guerekmezian Filho, Karoline Guerekmezian Velloso, Kathleen Guerekmezian Mesquita, Regina Nieto Motta Guerekmezian, RPS Capital ABS B Previdência Fife Fundo de Investimento Mul, RPS Equity Hedge Master FIF Ações, RPS Equity Hedge Master FIM, RPS FIA Selection Master, RPS Prevuto Icatu FI PM M, RPS Prev Ações Fundo de Investimento Previdência Master, RPS Return Total Master, RPS Return Total Rv FIM, and **(iv)** Giuseppe Magaldena Stephan, requested that their respective votes cast at a distance be disregarded, so that they be computed presently. The Board also informed, with respect to the votes sent through BVDs, that it received from Citibank, as custodian of non-resident investors, a communication stating that it had found inconsistencies in the information transmitted on the votes sent by BVD in relation to the separate election of a member to the Board of Directors by the holders of preferred shares represented by it, accompanied by a spreadsheet with the correct information about the allocation of votes cast by such shareholders. In the interest of transparency, the Presiding Board read the aforementioned communication in its entirety, which is filed at the registered office, and updated the remote voting map in relation to the separate election by the shareholders holding preferred shares, based on Citibank's communication. In addition, the Presiding Board noted that, as a result of the approval of the Conciliation Agreement, at the Extraordinary General Meeting held on the same date, at 1:00 pm, the Federal Government and the shareholders of the Federal Government Group will only be able to participate in the elections of the members of the Board of Directors and the Fiscal Council through separate elections that ensure the election of 3 members to the Board of Directors and 1 full member and 1 alternate member of the Fiscal Council.

8. RESOLUTIONS: After verifying the quorum for the convening of the meeting, the drawing up of these minutes in the form of a summary and their publication was authorized with the omission of the signatures of the shareholders, as provided for in article 130, §§ 1 and 2, of the Brazilian Corporation Law. Subsequently, the Presiding Board informed the attending shareholders that, in order to better organize and smooth the progress of the work of this Meeting, the elections of the members of the Board of Directors and the Fiscal Council will be resolved after the resolutions of the other matters on the agenda of the Annual General Meeting and the Extraordinary General Meeting. There being no opposition, and following the examination and discussion of the matters indicated on the Agenda, the shareholders resolved as follows, according to the final summary voting map contained in **Annex I** to the minutes to which this Meeting refers, to:

8.1.1. by majority, approve the management accounts, the Management Report and the Company's Complete Annual Financial Statements for the fiscal year ending December 31, 2024.

8.1.2. by majority, approve the Company's management proposal for the allocation of net income for the fiscal year ending December 31, 2024, it being understood that the dividends will be paid to the Company's shareholders within 60 days from this date, as provided for in §3 of article 205 of the Brazilian Corporation Law, also observing the provisions of §§1 to 5 of article 11 of the Company's Bylaws. The shares issued by the Company will be traded without the right to the dividends declared herein (ex-dividends) as of April 30, 2025 (inclusive);

8.1.3. by majority, approve the overall annual compensation of the directors, the external members of the advisory committees to the Board of Directors and the members of the Fiscal Council for the 2025 fiscal year, in the amount of R$ 83,799,936.69;

8.1.4. by majority, approve, (i) the ratification of the appointment of PwC as the appraisal company responsible for preparing the Eletropar Accounting Appraisal Report; (ii) the Eletropar Accounting Appraisal Report; (iii) the ratification of the appointment of EY as the appraisal company responsible for preparing the Appraisal Report for Article 264 Eletrobras and the Appraisal Report for Article 264 Eletropar; (iv) the Appraisal Report for Article 264 Eletrobras and the Appraisal Report for Article 264 Eletropar; (v) the Protocol and Justification; (vi) the Merger, under the terms of the Protocol and Justification; (vii) the amendment to the Company's Bylaws to amend the main section of Article 4 of the Company's Bylaws, due to the increase in the Company's share capital resulting from the Merger; and (viii) the authorization for Eletrobras' managers to carry out all the acts necessary to implement the Merger;

8.1.5. State that the National Electric Energy Agency (ANEEL) has agreed to all the proposals to amend the Company's Bylaws, as per items 6.2.2 to 6.2.4 of the Agenda for this EGM, by means of Order No. 1.247, issued on April 23, 2025 and published on April 25, 2025, Section 1, p. 235, v. 163, n. 78, so that the suspensive condition for the effectiveness of the resolutions to be taken at this EGM, informed in the respective call notice and management proposal, is satisfied;

8.1.6. by majority, approve the amendment to §5 of the current article 25 of the Bylaws, to provide for a new tiebreaker rule within the scope of the Board of Directors;

8.1.7. by majority, approve the amendment of (i) §2 of the current article 28 of the Bylaws, to reduce from 6 (six) to 5 (five) the minimum number of independent candidates; and (ii) of §4 of the current article 28 of the Bylaws to include criteria for assessing the independence of Board of Directors members;

8.1.8. by majority, approve the amendment of the current article 43 of the Bylaws to make the Fiscal Council permanently established and define its composition of 5 full members and their respective alternates;

8.1.9. Considering the approval of the above resolutions, by majority vote, approve: **(i)** the consolidation of the Company's Bylaws, considering all changes approved by the shareholders at the Meeting, including any renumbering adjustments, use of defined terms, and cross-references applicable to the provisions of the Bylaws, due to the inclusion or exclusion of provisions, as approved by the competent authority, which shall become effective with the wording contained in **Annex II** to the minutes referred to in this Meeting; and **(ii)** if necessary, that the Board of Directors take administrative measures to reflect in the consolidated version of the Bylaws approved by the shareholders at the Meeting and by the competent authority, including for the purposes of filing, publication and compliance with other applicable legal and regulatory provisions.

Once the matters on the EGM Agenda were closed, the remaining matters on the AGM Agenda were transferred to the election of the members of the Board of Directors and the Fiscal Council.

8.1.10. Initially, in view of the approval of the Conciliation Agreement at the Extraordinary General Meeting held on this date, at 1:00 pm, and, after confirmation, by the legal representative of the Federal Government present, of the members of the Board of Directors appointed by the Federal Government, the Presiding Board confirmed the election, in a separate vote by the Federal Government, of the following members of the Board of Directors: (i) Mr. **Mauricio Tiomno Tolmasquim**, Brazilian, production engineer and economist, married, bearer of identity card No. 03.931.291-3, enrolled with the CPF/MF under No. 674.100.907-82, resident and domiciled in the City and State of Rio de Janeiro, with address at Rua Barão de Jaguaripe No. 25, apt. 501, CEP 22.421-000; (ii) Mr. **Silas Rondeau Cavalcanti Silva**, Brazilian, electrical engineer, married, bearer of identity card No. 2.882.560, enrolled with the CPF/MF under No. 044.004.963-68, resident and domiciled in the City of Brasília, Federal District, with address at SQSW 304, Bloco B, apto. 506, Sudoeste, CEP 70.673-400; (iii) Mr. **Nelson José Hubner Moreira**, Brazilian, electrical engineer, married, bearer of identity card No. 1.413.159, issued by IFP/RJ, enrolled with the CPF/MF under No. 443.875.207-87, resident and domiciled in the City of Brasília, Federal District, with address at AOS 2, Bloco G, apto. 203. It should be noted that, according to the Conciliation Agreement, if the approval of the Conciliation Agreement by the Federal Supreme Court does not occur by December 31, 2025, the mandate of Mr. Nelson José Hubner Moreira will be immediately terminated, by operation of law, without the need for any additional measure by the Company or its shareholders.

8.1.11. Before starting the election of the members of the Board of Directors, the Presiding Board decided to waive the impediment with respect to candidate José João Abdalla Filho, under the terms of the documents disclosed at the time of the call of this Meeting, and the shareholders present, by majority, approved said waiver, which is why the candidate participated in the election of the members of the Board of Directors.

8.1.12. Then, considering the request for adoption of multiple voting in the election of members of the Board of Directors, and after the Board had informed the shareholders present of the minimum number of votes necessary to ensure the election of a member to the Board of Directors, in accordance with art. 141 of the Corporations Law, the following members were elected to the Board of Directors of the Company in a multiple voting vote by shareholders holding common shares:

- Mr. **Vicente Falconi Campos, Brazilian**, widower, engineer, bearer of identity card No. MG 1.476.273, issued by SSP/MG, enrolled with the CPF/MF under No. 000.232.216-15, resident and domiciled in the City of Belo Horizonte, State of Minas Gerais, with business address at Rua da Quitanda, 196, 24º andar, Centro, in the City and State of Rio de Janeiro, CEP 20.091-005;
- Ms. **Ana Silvia Corso Matte**, Brazilian, married, lawyer, bearer of identity card No. 10.355.696-5, issued by Detran/RJ, enrolled with the CPF/MF under No. 263.636.150-20, with business address at Av. Graça Aranha nº 26, 20º andar, Centro, in the City and State of Rio de Janeiro, CEP 20.030-000;
- Mr. **Felipe Villela Dias**, Brazilian, married, production engineer, bearer of identity card No. 012.973.748-12, issued by Detran/RJ, enrolled with the CPF/MF under No. 218.680.308-90, resident and domiciled in the City and State of Rio de Janeiro, at Av. Luther King nº 571, C.A., CEP 22.631-110;
- Ms. **Marisete Fátima Dadald Pereira**, Brazilian, married, accountant, bearer of identity card No. 5110361-3, issued by SSP/SC, enrolled with the CPF/MF under No. 409.905.160-91, resident and domiciled in the City of Florianópolis, State of Santa Catarina, with business address at Rua da Quitanda nº 196, 24º andar, Centro, in the City and State of Rio de Janeiro, CEP 20.091-005;
- Mr. **Carlos Márcio Ferreira**, Brazilian, married, accountant, bearer of identity card No. 11.986.182-3, issued by SSP/SP, enrolled with the CPF/MF under No. 016.712.938-43, with professional address at Av. Araçá nº 2126, Alphaville, in the City of Campinas, State of São Paulo, CEP 13.098-379; and
- Mr. **João José Abdalla Filho**, Brazilian, single, banker, bearer of identity card No. 1.439.471, issued by SSP-SP, enrolled with the CPF/MF under No. 245.730.788-00, resident and domiciled in the City and State of Rio de Janeiro, with business address at Av. Graça Aranha nº 26, 20º andar, Centro, in the City and State of Rio de Janeiro, CEP 20.030-000;

8.1.13. Then, in the separate election by the shareholders holding preferred shares, Mr. **Pedro Baptista de Lima Filho**, Brazilian, married, engineer, bearer of identity card No. 09632675-6, issued by IFP/RJ, enrolled with the CPF/MF under No. 043.037.137-32, resident and domiciled in the City and State of Rio de Janeiro, at Rua Nascimento Silva No. 167, apt. 901, Ipanema, CEP 22.421-023.

8.1.14. It is noted that the shareholders unanimously approved the classification of the members of the Board of Directors elected under items 8.1.12 and 8.1.13 above as complying with the independence criteria of Annex K of CVM Resolution No. 80 and the Novo Mercado Regulation of B3 S.A. – Brasil, Bolsa, Balcão.

8.1.15. To state that the members of the Board of Directors hereby elected will take office of their respective positions by signing the terms of investiture, within the legal period of 30 days, which will be drawn up in the book of Meetings of the Board of Directors and will be filed at the Company's headquarters.

8.1.16. Considering the request for the installation of the Fiscal Council made by the Federal Government, the Presiding Board registered the installation of the Fiscal Council and proceeded to its election, as follows:

8.1.17. by majority, approve setting the number of members of the Fiscal Council and respective substitutes at 5 members, with a favorable vote from the Federal Union recorded.

8.1.18. in view of the approval of the Conciliation Agreement at the Extraordinary General Meeting held on this date, at 1:00 pm, and after the confirmation, by the legal representative of the Federal Government present, of the members of the Fiscal Council appointed by the Federal Government, the Presiding Board confirmed the election, in a separate vote of the Federal Government, of Mr. **Regis Anderson Dudena**, Brazilian, lawyer and public servant, bearer of identity card No. 29729915-3, enrolled with the CPF/MF under No. 222.393.448-06, resident and domiciled in the City of Brasília, Federal District, SQS 104, Block B, CEP 70.655-775, as an alternate member, registering the non-filling of the position of full member, so that the elected alternate will hold the title of the position until any subsequent appointment by the Federal Government of full member, in which case the General Meeting will be convened in due course.

8.1.19. Then, the Presiding Board proceeded to the separate election of a member of the Fiscal Council and his respective alternate by the shareholders holding preferred shares, having been elected, by majority, Mr. **Gisomar Francisco de Bittencourt Marinho**, Brazilian, economist, bearer of identity card No. 05624530-1, issued by IFP/RJ, enrolled with the CPF/MF under No. 804.095.557-20, resident and domiciled in the City and State of Rio de Janeiro, at Av. dos Flamboyants da Península No. 300, Bloco 1, apto. 1501, Barra da Tijuca, CEP 22.776-070, as a full member and Mr. **Paulo Roberto Franceschi**, Brazilian, married, accountant, bearer of identity card No. 669.976-6, enrolled with the CPF/MF under No. 171.891.289-72, resident and domiciled in the City of Curitiba, State of Paraná, with business address at Av. Graça Aranha nº 26, 20º andar, Centro, in the City and State of Rio de Janeiro, CEP 20.030-000, as an alternate member.

8.1.20. Then, the following members of the Fiscal Council were elected, by majority vote, by the shareholders holding common shares:

- Ms. **Cristina Fontes Doherty**, Brazilian, legally separated, economist, bearer of identity card No. 06370326-8, issued by Detran/RJ, enrolled with the CPF/MF under No. 803.661.047-72, resident and domiciled in the City and State of Rio de Janeiro, with business address at Av. Graça Aranha nº 26, 20º andar, Centro, CEP 20.030-000, as a full member, and Ms. **Alessandra Eloy Gadelha**, Brazilian, married, chemical engineer, bearer of identity card No. 06066958-7, issued by IFP-RJ,

enrolled with the CPF/MF under No. 021.092.597-36, resident and domiciled in the City and State of Rio de Janeiro, with business address at Av. Graça Aranha nº 26, 20º andar, Centro, CEP 20.030-000, as an alternate member;

- Mr. **José Raimundo dos Santos**, Brazilian, widower, accountant and lawyer, bearer of identity card No. 81203925-3, issued by Detran/RJ, enrolled with the CPF/MF under No. 268.891.377-87, resident and domiciled in the City and State of Rio de Janeiro, with business address at Rua da Quitanda nº 196, 24º andar, Centro, in the City and State of Rio de Janeiro, CEP 20.091-005, as a full member, and Mr. **Paulo Roberto Bellentani Brandão**, Brazilian, married, lawyer, bearer of identity card No. 273180, issued by OAB/SP, enrolled with the CPF/MF under No. 308.840.788-09, resident and domiciled in the City and State of São Paulo, with business address at Rua da Quitanda No. 196, 24º andar, Centro, in the City and State of Rio de Janeiro, CEP 20.091-005, as an alternate member; and
- Mr. **Carlos Eduardo Teixeira Taveiros**, Brazilian, married, electrical engineer and lawyer, bearer of identity card No. 8500874-6, issued by SSP/SP, enrolled with the CPF/MF under No. 063.410.028-90, resident and domiciled in the City and State of São Paulo, with business address at Rua da Quitanda nº 196, 24º andar, Centro, in the City and State of Rio de Janeiro, CEP 20.091-005, as a full member, and Ms. **Rochana Grossi Freire**, Brazilian, married under partial community property regime, economist, bearer of identity card No. 3458690, issued by SSP/DF, enrolled with the CPF/MF under No. 946.505.600-63, resident and domiciled in the City of Brasília, Federal District, with business address at Rua da Quitanda nº 196, 24º andar, Centro, in the City and State of Rio de Janeiro, CEP 20.091-005, as an alternate member.

8.1.21. To state that the members of the Fiscal Council hereby elected will take office of their respective positions by signing the terms of investiture, within the legal period of 30 (thirty) days, which will be drawn up in the book of Meetings of the Fiscal Council and will be filed at the Company's headquarters.

9. RECORDS:

9.1. Mr. José João Abdalla Filho's expression of professional recognition to the lawyer and Chairman of the Board Chico Müssnich is recorded.

9.2. Dr. Ivo Timbó, attorney of the National Treasury, representing the Federal Government, abstained from the Federal Government with respect to all items on the Agenda, except with respect to the election of the members of the Board of Directors and the election of members of the Fiscal Council, which extends to the members of the Federal Government Group present at the Meeting referred to in these minutes, in view of the approved Conciliation Agreement.

10. VOTING MAP: The final voting map, containing the votes in favor, against and abstentions with respect to all items on the Agenda of this Meeting, including the elections of the members of the Board of Directors and the Fiscal Council, is contained in **<u>Annex I</u>** to the minutes referred to in this Meeting.

11. CLOSING: There being no further business to discuss, the General Meeting was declared closed, from which these minutes were drawn up, in the form of a summary and disclosed with the omission of signatures, subject to the provisions of Article 130, § 1 and § 2, of the Brazilian Corporation Law, which was made available to all shareholders who requested their copy by email and was signed by the members of the Board, and the shareholders who participated in this Meeting through the electronic system made available by the Company were registered by the members of the Board and are considered signatories of said minutes, pursuant to Article 47, § 1, of CVM Resolution 81.

Shareholders Present at the AGM:

Genipabu Fundo de Investimento em Ações; Geracao Futuro L.Par Fundo de Investimento em Ações; Hagop Guerekmezian Filho; Karoline Guerekmezian Velloso; Kathleen Guerekmezian Mesquita; Regina Nieto Motta Guerekmezian; Rps FIA Selection Master; and Rps Prev Ações Fundo de Investimento Previdência Master (represented by João Vicente Silva Machado)

ADILSON DVULATHCA (CPF: 034.600.779-80)

Citibank N.A. (represented by Jose Donizetti de Oliveira)

Assoc dos Emp da Eletrobras (represented by Angelo Remedio Neto)

Amundi Funds; Amundi Index Solutions; Amundi Patrimoine; Dpam L; Edr Fund; FP Carmignac Emerging Markets; Garde D Artagnan Master FIM; IT Now Ibovespa B3 Br+ Fundo de Ndice - Responsabilidade Lim; IT Now Ibovespa Fundo de Índice; IT Now Igct Fundo de Índice; IT Now Ise Fundo de Índice; IT Now Pibb Ibrx-50 Fundo de Índice; Ita Votl Fundo de Investimento Financeiro Multimercado Respo; Ita Vrtice Omni Fundo de Investimento Financeiro Multimercad; Itaú Ações Dividendos FI; Itaú Artax Endurance Fif Mult RL; Itaú Artax Long Bias Multimercado FI; Itaú Artax Multimercado Fundo de Investimento; Itaú Artax Ultra Multimercado Fundo de Investimento; Itaú Asgard Institucional Ações Fundo de Investimento Financ; Itaú Balanceado Ativo FMP - FGTS Carteira Livre; Itaú Caixa Ações - Fundo de Investimento; Itaú Dunamis Master Fundo de Investimento em Ações; Itaú Eletrobras Ações Fundo de Investimento; Itaú Excelencia Social Ações Fundo de Investimento Sustentav; Itaú Ftse Rafi Brazil 50 Capped Index FIA; Itaú Fundo Mútuo de Privatização - FGTS Eletrobras; Itaú Governanca Corporativa Ações Fundo de Investimento; Itaú Hunter Total Return Multimercado Fundo de Investimento; Itaú Ibovespa Ativo Master Fundo de Investimento em Ações; Itaú IBrX Ativo Master FIA; Itaú Index Ações Ibovespa Fundo de Investimento Financeiro R; Itaú Index Ações IBrX Fundo de Investimento Financeiro Respo; Itaú Inflacao Multiestrategia Multimercado FI; Itaú Inflation Equity Opportunities Ações FI; Itaú Inflation Equity Opportunities Mult. FI; Itaú Institucional Inflacao Multiestrategia MM FI; Itaú Master Global Dinamico Multimercado Fundo de Investimen; Itaú Master Global Dinamico Ultra Multimercado FI; Itaú Master Hunter L O Fif em Ações - Resp Limitada; Itaú Master Momento Ações Fundo de Investimento; Itaú Momento II Ações Fundo de Investimento; Itaú Momento IQ Ações Fundo de Investimento; Itaú Optimus Extreme Multimercado Fundo de Investimento; Itaú

Optimus Long Bias Multimercado FI; Itaú Optimus Titan Multimercado Fundo de Investimento; Itaú Phoenix Ações Fif RL; Itaú Previdência IBrX Fundo de Investimento Financeiro em AC; Itaú S&p/B3 Low Volatility FIA; Itaú Sirius Fifa Resp. LTDA; Kopernik Global All-cap Equity Fund (A Sub-fund Hereby Repre; Lcl Actions Emergents; Long Bias Fundo de Investimento Financeiro em Ações Responsa; Onemarkets Fund; Rbc Funds (lux) - Emerging Markets Value Equity Fund; Startours Fundo de Investimento em Ações IE; Stichting Bedrijfstakpensioenfonds V H S, A,englaszetbedrijf; and Tuca Fif em Ações Resp LTDA (represented by Michele da Silva Gonsales)

Banclass Fundo de Investimento em Ações; and Fundo de Investimento de Ações Dinamica Energia (represented by Michele da Silva Gonsales)

ANA CAROLINA DE CARVALHO JUDICE (CPF: 141.498.547-93)

BERNARDO STEINITZ (CPF: 146.086.707-60)

CARLOS EDUARDO RODRIGUES PEREIRA (CPF: 088.768.387-83)

DENISE MARIA LUNA DE OLIVEIRA (CPF: 740.044.417-49)

ELVIRA BARACUHY CAVALCANTI PRESTA (CPF: 590.604.504-00)

FERNANDO VILLELA DIAS (CPF: 550.608.207-00)

Government of Singapore; and the Monetary Authority of Singapore (represented by Olavo Lira Barbosa)

GIUSEPPE MAGDALENA STEPHAN (CPF: 792.105.387-49)

JOAO SANTOS SOUTO NETO (CPF: 097.950.757-05)

LETICIA FUCUCHIMA AUGUSTO (CPF: 385.754.758-86)

LORIANE SILVEIRA (CPF: 005.864.069-05)

LUCIANO COSTA DE PAULA (CPF: 363.532.388-86)

MANOEL LEANDRO SEIXAS (CPF: 227.643.991-20)

MATHEUS JASPER SOARES NANGINO (CPF: 069.341.096-51)

Navi A Previdência Fundo de Investimento em Ações Master; Navi Cruise Master Fundo de Investimento em Ações; Navi Fender Master Fundo de Investimento em Ações; Navi Institucional Master Fundo de Investimento em Ações; Navi Long Biased Master Fundo de Investimento

Multimercado; and Navi Long Short Master Fundo de Investimento Multimercado (represented by Matheus Amorim)

FP Fof Oceana Selection Fundo de Investimento em Cotas de FU; Fundo de Investimento em Ações Rva Emb III; Gerdau Previdência Fundo de Investimento em Ações 04; Nucleos III Occam Fundo de Investimento em Ações; Oceana 03 Master FIM; Oceana Equity Hedge I Master FI Fin de Ações Resp LTDA; Oceana Indian FIA; Oceana Litoral Fundo de Investimento em Ações; Oceana Long Biased Advisory Prev Master Fundo de Investiment; Oceana Long Biased B Previdência Fife FIM; Oceana Long Biased Master FIM; Oceana Long Biased Master Fundo de Investimento de Ações; Oceana Long Biased Prev Fundo de Investimento Multimercado; Oceana Long Biased Prev II Fundo de Investimento Multimercad; Oceana Prev Master Fife Fundo de Investimento Mult; Oceana Qp8 Fundo de Investimento em Ações; Oceana Selection e Master Fundo de Investimento em Aes; Oceana Selection Master Fundo de Investimento de Ações; Oceana Selection P Fife Fif em Ações Resp Limitada; Oceana Selection Prev Master FIA; Oceana Serra da Capivara FIA; Oceana Valor Advisory Prev Fife FIA; Oceana Valor II Master Fundo de Investimento em Ações; Oceana Valor Master FIA; and Oceana Valor Prev II Fife Fundo de Investimento em Ações (represented by Luísa Sertã Carvalho Roris; and Marcelos dos Reis de Moraes)

Opportunity Ações FIA BDR Nível I IE; Opportunity Logica Master FIA; e Opportunity Selection Master Fif Ações Resp LTDA (represented by Renata Bittencourt; and Renata Nepomuceno Silva)

3G Radar Master FIA; Infrad Master Fundo de Investimento em Ações; Maliko Investments LLC; Manuka Investments LLC; Tucurui Fundo de Investimento em Ações; and Xingo FIA (represented by João Pedro Hennings de Lara)

Canadian Eagle Portfolio LLC. (rv); Global Macro Strategy Fundo de Investimento Multimercado-C; Spx Apache Master FIA; Spx Falcon Institucional Master FI Multimercado; Spx Falcon Master FIA; Spx Hornet Equity Hedge Master FIM; Spx Lancer Plus Previdenciario FIM; Spx Lancer Previdenciario FIM; Spx Long Bias Prev Master 2 Fif Mult Resp LTDA; Spx Long Bias Previdenciario Master Fundo de Investimento MU; Spx Nimitz Master FIM; Spx Patriot Master FIA; Spx Ranger Previdenciario Fif MM - Resp Limitada; and Spx Raptor Master FI Ext MM CP (represented by Bruno Freitas Reis; and Murilo Leite de Oliveira)

FP Studio Total Return Fundo de Investimento em Ações; Studio Icatu 49 Previdenciario FIM; Studio Icatu Previdenciario Fife Fundo de Investimento Multi; Studio Master 70 Prev Fife Fundo de Investimento Multimercad; Studio Master FIA; Studio Master II Fundo de Investimento Ações; and Studio Master V FIM (represented by Beatriz Fortunato; and Pedro Andre Sauer)

Federal Government (represented by the attorney of the National Treasury, Dr. Ivo Timbó)

XP Investor Ibovespa Ativo Master FIA; Aasl Fundo de Investimento em Cotas de FI Multimercado Crd P; Abdalla Fundo de Investimento em Ações; AC Prev Equities FIA; Ace Capital Absoluto

Institucional Master FIA; Ace Capital Absoluto Master Fif de Ações RL; Ace Capital Absoluto Prev Fife Fif Ações Resp. Limitada; Ace Capital Action Master Fundo de Investimento Financeiro M; Ace Capital Master Fundo de Investimento Multimercado; Ace Capital W Master FI MM; Agora Arrojada Index FIA; Agora Top 10 Index FIA; Alfredo Angelo Soncini Filho; Aloe Fundo de Investimento de Ações BDR Nível I Investimento; Ana Lenz Cesar Duvivier; Andre Lenz Cesar Duvivier; Angatu Dividendos Fundo de Investimento em Ações; Apoena Macro Advanced Master FIM; Atalaya Growth Fundo de Investimento Financeiro em Ações; Atit Master Prev Fife FIA; Atmos Institucional Master FIA; Atmos Master Fundo de Investimento de Ações; Atmos Master Prev Fundo de Investimento Aes; AZ Quest Ações Itaú Previdência Master FIA; AZ Quest B Previdência Total Return Master Fife Fif - Resp L; AZ Quest Master Fundo de Investimento em Ações; AZ Quest Master Total Return FIM; AZ Quest Small Mid Caps Master Fundo de Investimento de Acoe; AZ Quest Small Mid Caps Prev Master Fife Fundo de Investimen; AZ Quest Top Long Biased Prev Master Fife Fundo de Investime; AZ Quest Top Master FIA; AZ Small Prev MA FIA; B-index Morningstar Brasil Pesos Iguais Fundo de Índice; B-index Morningstar Setores Defensivos Brasil Fundo de Indic; Bahia AM II Fundo de Investimento em Ações; Bahia AM Valuation Master FIA; Brad Migração Fundo Mútuo de Privatização - FGTS Eletrobras; Bradesco FIA IBrX Multipatrocinado; Bradesco FIA Master Dividendos; Bradesco FIA Master Ibovespa; Bradesco FIA Master IBrX; Bradesco FIA Smart Allocation; Bradesco FIA Sustentabilidade Empresarial; Bradesco FIM Fund Amazonas Sustentavel - Fas; Bradesco Fundo de Investimento em Ações Master Long Only; Bradesco Fundo de Investimento em Ações Master Previdência I; Bradesco Fundo de Investimento em Ações Zinco; Bradesco Fundo de Investimento Financeiro em Ações Oasis I; Bradesco Fundo de Investimento Renda Fixa - 1865; Bradesco H Fundo de Investimento em Ações Ibovespa; Bradseg Participações S.A; Bram FIA IBrX Ativo; Bram FIA Institucional; Bram FIA Long Only; Bram FIM Qaa Hedge; Bram Fundo de Investimento em Ações Sustentabilidade Empresa; Bram H FI em Ações Ibovespa Gestao; Bram H FI em Ações Passivo IBrX; Bram H Fundo de Investimento Ações Dividendos; Bram H Fundo de Investimento Ações Institucional; Bram Long Biased Fundo de Investimento em Ações; Bram Retorno Absoluto FIM; Brasil Western Asset FIA; Btg Pactual B3 Ibovespa Fundo de Índice; Btg Pactual Dividendos Master FIA; Btg Pactual Long Term Fundo de Investimento em Ações; Btg Pactual Multi Ações FIA; Btg Pactual Reference Fundo Mtuo de Privatizao do FGTS Eletr; Btg Pactual Teva Iabr Selector Fundo de Índice; Btg WM Prev 9 Fundo de Investimento Multimercado Crédito Pri; Btgp Teva Divid Ativos Reais Listados FI; Caixa ETF Ibovespa Fundo de Índice; Caixa Fundo Mútuo de Privatização - FGTS Eletrobras; Caixa Fundo Mútuo de Privatização - FGTS Migração Eletrobras; Caixa Vinci Valor Dividendos Fundo de Investimento em Ações; Caixa Vinci Valor FIA; Capri RV Fundo de Investimento em Ações; Capstone Macro Master Fundo de Investimento Multimercado; Carrera FIA - IE; Chapada dos Veadeiros FIA; Citiprevi Titanium FI em Ações; Clube de Inv dos Emp Cia Siderurgica Tubarao; Companhia Siderurgica Nacional; Concordia Pukara FIA; Constellation 100 Prev FIM Fife; Constellation 70 Previdência Fip Multimercado; Constellation BP 100 Prev FIA Fife; Constellation Bradesco 100 Fife Fundo de Investimento em AC; Constellation Cambara Fundo de Investimento em Ações; Constellation Compounders Esg Master FIA; Constellation Icatu 70 Prev FIM; Constellation Master Fundo de Investimento de Ações; Constellation Qualificado Master Fundo de Investimento de AC; Constellation Sulamerica Prev Fundo de Investimento Multimer; Cshg New Bridge FIM - Cred Privado Investimento no Exterior; Darol Equities Fundo de Investimento de Ações Investimento N; Dezembro Fundo de Investimento

em Cotas FIM; Eduardo Duvivier Neto; Elite Fundo de Investimento em Ações; Encore Ações Fundo de Investimento em Ações; Encore Fundo Mtuo de Privatizao - FGTS Carteira Livre; Encore Long Bias Fundo de Investimento Multimercado; Encore Long Bias Master Fundo de Investimento em Aes; Encore Long Bias Prev FI Multimercado; ETF Bradesco Ibovespa FDO de Índice; Evolve Master Fundo de Investimento em Ações; Fact Total Return Master FIM; Fcopel Fundo de Investimento em Ações II; Fhs Fundo de Investimento em Ações Investimento no Exterior; FI Elo Ações Investimento no Exterior; FI em Ações Aruba; FI Eros Multimercado CP; FIA Caixa Ibovespa Ativo; FIA Caixa Sustentabilidade Empresarial Ise; FIA Ipanema; FIA Paraty; FIA Pipa; FIM CP IE - 2745; FIM Crédito Privado IE - 2431; FIM Crédito Privado IE Pgb; FIM Crédito Privado Ie- 2906; FIM Crédito Privado Murano - IE; Foc 2 Fundo de Investimento Multimercado; FP Fof Occam Fic FIA; FP XP Total Return Fundo de Investimento em Ações; Franklin Multiprev Ibovespa Ativo FI em Ações; Franklin Templeton FF Índice Ativo FIA; Fundo de Invest em Ações Caixa IBrX Ativo; Fundo de Investimento em Ações Caixa Brasil Indexa Ibovespa; Fundo de Investimento em Ações Caixa Eletrobras; Fundo de Investimento em Ações Caixa Infraestrutura; Fundo de Investimento em Ações CX BR IBX50; Fundo de Investimento em Ações Ibovespa 157; Fundo de Investimento em Ações Maragogi; Fundo de Investimento em Ações Master Previdência Esg; Fundo de Investimento em Ações Mistyque Invest no Exterior; Fundo de Investimento em Ações Rva Emb II; Fundo de Investimento Jabura Ações; Fundo de Investimento Multimercado Crédito Privado Carmel -; Gavea Macro Advanced Master FIM IE; Gavea Macro Dolar Master FIM; Gavea Macro Master FI Multimercado; Gavea Macro Plus Master FIM; Gerdau Previdência FIA 02; Grou Absoluto Master Fundo de Investimento Financeiro Multim; Gvea Macro Dolar II Master Fundo de Investimento Multimercad; Gvea Macro Ita Fife - Fif Mult - Resp Limitada; Hns Fundo de Investimento em Ações Investimento no Exterior; Iaja Sam Ações Fundo de Investimento; Icatu Seg Apos IBrX Ativo Ações FI; Icatu Seg FIA Previdenciario Fife; Icatu Seg Income Previdenciario FDO de Investimento de Ações; Icatu Vanguarda Ações Ibx FI; Icatu Vanguarda Dividendos Fundo de Investimento em Ações; Icatu Vanguarda Ibx FIA Previdenciario Fife; Icatu Vanguarda Igarat Fife Fundo de Investimento Multimerca; Icatu Vanguarda Igarate Long Biased 2 Fif Mult Resp LTDA; Icatu Vanguarda Long Biased FIM; IU Western Asset Corporate RV 25 FI Multimercado; Linus LLC; Lyndos FIA Investimento no Exterior; M3 FIA; Manuel Jeremias Leite Caldas; Mar Aberto Fundo de Investimento em Ações Investimento no EX; Mar do Alto FIA - Investimento no Exterior; Mar Value Fundo de Investimento em Aes; Marcelo Gomes Garducci; Marcia Lenz Cesar Duvivier; Marcio Alceu Pazeto; Metlife Fundo de Investimento em Ações; Minerva FIA IE; Mistyque Teens Fundo de Investimento em Ações; Multiprev IBrX Ativo FIA; Muriqui Fundo de Investimento Financeiro em Ações; Naf Enigma II Fundo de Investimento Multimercado; Navi Long Short Previdência Fife FIM CP; Navi Long Short XP Seguros Previdência FIM; Nbl Fundo de Investimento de Ações Investimento no Exterior; Occam Brasilprev Fife Previdenciario Fif Multimercado RL; Occam Equity Hedge Fif MM RL; Occam Fundo de Investimento de Ações; Occam Institucional Fif Multimercado RL; Occam Long Biased Fif Multimercado RL; Occam Long Short Plus FIM; Occam Master Ações Previdenciario FI; Occam Previdência Liquidez Fif Multimercado RL; Occam Previdência Master FIM; Occam Previdência Plus Fife Fif Multimercado RL; Occam Previdência Plus Livre Fundo de Investimento Multimer; Occam Razor Fif em Ações Resp LTDA; Onix Fif Mult Resp LTDA; Osd FIA IE; Pedra Negra Lbf FIM CP IE; Pituba Fundo de Investimento em Ações; Plano de Aposentadoria do Banco Honda; Plano de Aposentadoria Previhonda; PS Equity Inflation Fundo de Investimento em Aes; Quantitas FIA Montecristo;

Quantitas FIM Master; Quantitas Fundo de Investimento Multimercado Capri Prev Fife; Rational Investor Fundo de Investimento em Ações; Real Investor 100 Icatu Prev Master FIA; Real Investor 100 Prev Master Fundo de Investimento em Ações; Real Investor 70 Previdência FIM; Real Investor Alocacao Fundo de Investimento Multimercado; Real Investor Icatu Prev Master FIM; Real Investor Institucional Master FI Emacoes - BDR Nível I; Real Investor Itaú Vida e Previ Master Fif Ações; Real Investor Master FIA - BDR Nível I; Real Investor Master Fundo de Investimento Multimercado; Renascenca II FIM CP; Santander Ethical Ações Sustentabilidade FI; Santander FDO de Inv Prev Selecao Top Ações; Santander FDO de Inv.Institucional Ações; Santander FI Ações Prev; Santander FI Ibovespa Passivo Ações; Santander FI IBrX Ações; Santander FI Star Long Short Multimercado; Santander FI Valor Ações; Santander Fundo Mútuo de Privatização - FGTS Carteira Livre; Santander Fundo Mútuo de Privatização - FGTS Eletrobras; Santander Prev Ethical Ações Sustentabilidade FI; Santander Prev Multimercado Selecao Long Biased FI; Santander Selecao Long Biased Multimercado FI; Santander Star Long Short Direcional Multimercado FI; Sarahprev Ibovespa Ativo Fif Ações Resp LTDA; Shelf 539 Fic FIM CP IE; Shelf 619 Fic FIM CP IE; Shelf 824 Fic FIM CP IE; Silvio Tini de Araujo; Stronghold Equity Fundo de Investimento em Ações; Tecla Fundo de Investimento Multimercado; Tempo Capital Principal FIA; Theo Fundo de Investimento Multimercado Crédito Privado; Tijuca Fundo de Investimento em Ações; Trend B3 Br+ Fundo de Investimento em Ações Responsabilidade; Trend ETF Ibovespa Fundo de Índice; Trend Ibovespa FIA; Trend Ibovespa Master Prev Fundo de Investimento em Ações; Tucano FIA Previdenciario; UV Cerejeira Fundo de Investimento de Ações; Vcapital Clube de Investimentos - I; Vic DTVM S/A; Victor Adler; Vinci Ações A Fundo de Investimento em Ações; Vinci Gas Dividendos Fundo de Investimento em Ações; Vinci Gas Dividendos Prev Fife Fif em Aes - Responsabilidade; Vinci Gas Fundo de Investimento em Ações; Vinci Joatinga Fundo de Investimento em Ações; Vinci Mosaico Advisory FIA; Vinci Mosaico FIA; Vinci Mosaico Fundo de Investimento de Ações; Vinci Selecao Fundo de Investimento em Ações; Vinci Stb Fundo de Investimento em Ações; Vista 70 RV Prev Fife Fundo de Investimento Multimercado; Vista LB Master I FIM; Vista Long Biased Prev Fife Master Fundo de Investimento Mul; Western Asset Dividend Yield FIA; Western Asset Ibovespa Ativo FIA; Western Asset Prev IBrX Alpha Master Ações Fundo de Investim; Western Asset Prev IBrX Ativo Ações FI; Western Asset Sustentabilidade Empresarial FIA; Western Asset Valuation FIA; X Lab FIA IE; XP Dividendos Fundo de Investimento de Ações; XP Flechas FIA; XP Investor 30 Master Fundo de Investimento de Ações; XP Investor Equity Hedge Master FIM; XP Investor Fundo de Investimento de Ações; XP Investor Long Biased FIM; XP Long Biased Advisory XP Seguros P Master FIM IQ; and XP Long Term Equity Master Fundo de Investimento em Ações (represented by BVD Direto)

1895 Fonds Fgr; AB Fcp II - Emerging Markets Value Portfolio; Aberdeen Inv Funds Icvc III - Aberdeen Global Emerg M Q e FD; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abn Amro Funds (lux); Abs Direct Equity Fund LLC; Abu Dhabi Retirement Pensions and Benefits Fund; Adilson Kanehira; Aegon Custody BV; Agfiq Global Infrastructure ETF (can); Agipi Actions Emergents Amundi; Alan Kardec Praia da Cunha; Alaska Common Trust Fund; Alaska Permanent Fund; Alberta Investment Management Corporation; Alcides Alberto de Camargo; Alexandre Jose Fava de Souza Junior; Alexandre Ribeiro Chequer; Alliance Trust Plc; Allianz GL Investors Gmbh ON Behalf of Allianzgi-fonds Dspt; Allianz Global Inv Gmbh Acting ON Behalf of Allianz Eee Fon; Allianz Global Investors Gmbh ON Behalf of Allianz; Allianz Global Investors Gmbh ON Behalf of

Allianz Pv-ws Fon; Allianz Global Investors Gmbh ON Behalf of Komfortdynamik S; American Century ETF Trust - Avantis Emerging Mark; American Century ETF Trust - Avantis Emerging Mark; American Century ETF Trust - Avantis Emerging Mark; American Century ETF Trust-avantis Responsible Eme; American Heart Association, Inc.; Amundi ETF Icav - Amundi Prime All Country World Ucits ETF; Ana Carolina Izecksohn Moreira; Ana Silvia Corso Matte; Anderson Ramos de Almeida; Anderson Ricardo do Nascimento Silva; Andre Antonio Schoffen; Andre Luiz de Andrade Dowsley; Anna Paula Graboski Correia Lima; Antonio Carlos Lima Martins; Antonio Carlos Vanzelotti; AP Pension Livsforsikringsaktieselskab; Arga Emerging Markets EX China Fund, A Series of A; Argucia Endowment Fundo de Inv Multimercado; Argucia Income Fundo de Investimento em Ações; Ariel Emerging Markets Value Fund LLC; Arizona Psprs Trust; Arrowstreet Collective Investment Trust; Arrowstreet Global Equity Fund; Artur Fonseca da Silva Marques; Auridene Maria de Paulo Lopes; Aurora Brazil, LLC; Australiansuper Pty Ltd as Trustee for Australiasuper; Avadis Fund; Avadis Fund - Aktien Emerging Markets Index; Aviva I Investment Funds Icvc - Aviva I International I T F; Aviva Investors; Aviva Investors Funds Acs - Aviva Investors Emerging Market; Aviva Life Pensions UK Limited; Aware Super Pty Ltd; Axa Investment Managers Schweiz AG ON Behalf of AX; AZ Fund 1 - AZ Equity - Brazil Trend; Azvalor Blue Chips FI; Azvalor Internacional FI; Azvalor Value Selection Sicav SA; Barclays Multi-manager Fund Public Limited Company; BB Ações Governanca FI; BB Eco Gold Fundo de Investimento em Ações; BB ETF Ibovespa Fundo de Índice; BB ETF Índice Bovespa B3 Br+ Fundo de Índice Resp LTDA; BB ETF Ndice Diversidade B3 Investimento Sustentvel Fundo de; BB Previdência Ações IBrX Fundo de Investimento; BB Terra do Sol Fundo de Investimento MM Crédito Privado; BB Top Ações Ibovespa Indexado FI; Bbh Gqg Partners Emerging Markets Equity Master FU; Best Investment Corporation; Bewaarstichting Nnip I; Bimcor Global Equity Pooled Fund; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Global Index Funds; Blackrock Life Limited - DC Overseas Equity Fund; Blk Magi Fund; Bmo Clean Energy Index ETF; Bmo Msci Emerging Markets Index ETF; BNP Paribas Easy Msci Emerging Esg Filtered Min TE; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; Bombardier Trust Canada Global Equities Fund; Brasilprev Top A Fundo de Inv de Ações; Bridgewater Implementation Fund Iv, LLC; British Columbia Investment Management Corporation; Bruno Alexandre Paulino da Silva; Bruno Klapper Lopes; Bruno Mauricio Macedo Curi; Caio Zamboni de Carvalho; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; Camila Gualda Sampaio Araujo; Canada Pension Plan Investment Board; Carlos Augusto Czech; Carmignac Emergents; Carmignac Portfolio - Emergents; Carmignac Portfolio - Emerging Patrimoine; Catarina Izecksohn; Caterpillar Inc Master Retirement T; Caterpillar Investment Trust; Cathay United Bank, IN Its Capacity as Master Coeib Fund; Central Provident Fund Board; Chang Hwa Com BK Ltd IN Its Cap as M Cust of P Lat A EQ FD; Chevron UK Pension Plan; Cibc Emerging Markets Equity Index ETF; Cibc Emerging Markets Index Fund; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; Cititrust Limited as T of A F S A Moderate Growth Fund; Cititrust Ltd A T Vanguard Fds Series Vanguard Income Fund; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; Claudio Augusto Campanha da Silva; Clearbridge Rare Infrastructure Income Fund - Unhedged; Clube de Investimento dos Empregados da Vale Investvale; Colonial First State Investment Fund 50; Colonial First State Wholesale GL L Infrastructure Sec Fund; Colonial First State Wholesale Indexed Global Shar; Commingled

Pension Trust Fund Emerging Markets Research Enha; Commonwealth Global Share Fund 16; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; County Employees Annuity and Benefit FD of the Cook County; Crescent Wealth International Passive Equities Fun; Custody B. of J. Ltd. Re: Stb D. B. S. M. F.; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Custody B.O.J,I..as.T.F.S.e.e.Index Mother Fund; Custody Bank of Japan, Ltd. as TR F Hsbc Brazil New MO Fund; Custody Bank of Japan, Ltd. as Trustee for Smbctb; Custody Bank of Japan, Ltd. Re: Emerg Equity Passive Mothr F; Daniel Fernandez Cerdeira; Davi Alves Santos; Desjardins Emerging Markets Equity Index ETF; Desjardins RI Emerging Markets - Low Co2 Index ETF; Desjardins RI Emerging Markets Multifactor - Low C; Desjardins RI Global Multifactor - Fossil Fuel Res; Deutsche Asset Management S.A. for Arero - Der Wel; Deutsche Invest I Brazilian Equities; Deutsche X-trackers Msci All World EX US Hedged Equity ETF; Dimensional Emerging Core Equity Market ETF of Dim; Diversified Real Asset Cit; Dodge Cox Emerging Markets Stock Fund; Duke Power CO Employee Retirement Plan; Dws Advisors Emerging Markets Equities-passive; Dws Invest (ie) Icav; Dws Invest Esg Global Emerging Markets Equities; Dws Invest Latin American Equities; Dws Latin America Equity Fund; Eaton Vance Collective Investment Tfe Ben Plans em MQ Equ FD; Eaton Vance TR CO CO TR FD - PA Str em Mkts EQ Com TR FD; Eberaldo de Almeida Neto; Edger Raphael Cerqueira de Paula; Ednardo Ferreira e Silva; Eduardo Ambrosio; Eduardo de Sousa Lima; Eduardo Pessoa de Araujo Soares; Eduardo Toporcov; Elder Santos Nazareth; Elinaldo Vieira dos Santos; Elio Gil de Meirelles Wolff; em Brazil Trading LLC; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Completion Fund, L.P.; Emerging Markets Equity Focus Portfolio; Emerging Markets Equity Fund; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Select ETF; Environment Fund; EQ/Emerging Markets Equity Plus Portfolio; Eurizon Capital S.A.; Evtc Cit Fof Ebp-evtc Parametric Sem Core Equity Fund TR; Ezequiel Rodrigues de Oliveira; Fabio Roberto Oyamburo Chaves; Fama Fife Icatu Previdencirio Fundo de Investimento em Aes; Felipe da Silva Tobias; Fernando Khoury Francisco Junior; Fernando Simoes Cardozo; FIA Wpa I Investimento no Exterior; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Global Ex-U.S. Equity Index Institutional; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; First Trust Bloomberg Emerging Market Democracies; First Trust Brazil Alphadex Fund; First Trust Emerging Markets Alphadex Fund; First Trust Gll Fund Plc-First TR Emerg Mkts Alph Ucits ET; First Trust Latin America Alphadex Fund; Flavio Goncalves Silva; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Florida Retirement System Trust Fund; Ford Motor Company of Canada, L Pension Trust; FP Fof NC Fundo de Investimento de Ações; FP Russel Inv Icvc - FP Russel Inv Int Growth Assets Fund; Francisco Assis Duarte de Lima; Francisco Olavio Teixeira Coutinho; Franklin Clearbridge Sustainable Global Infrastructure Incom; Franklin Libertyqt Emerging Markets Index ETF; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Franklin Templeton Funds - Ftf Clearbridge Global; Franklin Templeton Investment Funds; Future Fund Board of Guardians; Gabriel de Castro Guedes; Gam Investment Management (switzerland) AG F Z I I-z A e M P; General Pension and Social Security Authority; George Lucas Family

Foundation; Gilberto Onezino de Farias; Global X Renewable Energy Producers Ucits ETF; Global X Yieldco Renewable Energy Income ETF; Goldman Sachs ETF Icav Acting Solely ON Behalf of; Goldman Sachs ETF Trust - Goldman S Activebeta e M e ETF; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; Goldman Sachs Funds - Goldman Sachs e M C (r) EQ Portfolio; Goldman Sachs Funds - Goldman Sachs Emerging Marke; Goldman Sachs Trust - Goldman Sachs Emerging Markets e I F; Gotham Capital V, LLC; Government Employees Superannuation Board; Gqg Partners Emerging Market Equity Fund - Gqg Global Ucits; Gqg Partners Emerging Markets Equity Fund; Gqg Partners Emerging Markets Equity Fund (australia); Gqg Partners Emerging Markets Equity Fund-gqg Partners S LLC; Gqg Partners Emerging Markets Quality Equity Fund; Guilherme Jesus Abbari; H.e.S.T. Australia Limited; Hand Composite Employee Benefit Trust; HC Capital Trust the Emerging Markets Portfolio; Hpe Common Contractual Fund; Hsbc Etfs Plc Hsbc Emerg Market Sustain Equity Ucits ETF; Hsbc Etfs Public Limited Company; Hsbc Global Investment Funds - Brazil Equity; Hsbc Index Tracker Invest. Funds Ftse All World Index Fund; Hsbc Index Tracker Investment Funds - Msci Emerging Markets; Hsbc Index Tracker Investment Funds - Msci Emerging Markets; Iaran Antonio Izidoro Santos de Oliveira; Ibm 401 (k) Plus Plan; Ibm Diversified Global Equity Fund; Imco Emerging Markets Public Equity LP; IN BK for Rec and Dev,as TR FT ST Ret Plan and TR/Rsbp AN TR; Industriens Pensionforsikring; Intech Global All Country Enhanced Index Fund LLC; International Equities B Unit Trust; International Equities Passive B Unit Trust; International Expatriate Benefit Master Trust; International Monetary Fund; Interventure Equity Investments Limited; Invesco Investment Management Ltd, Acting as Manag; Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Markets III Plc - Invesco Ftse Emerging MA; Invesco Markets III Plc - Invesco Ftse Rafi All-world 3000 U; Invesco Msci Emerging Markets Esg Universal Screen; Invesco Oppenheimer Global Multi-asset Growth Fund; Invesco SP Emerging Markets Low Volatility ETF; Investors Wholesale Emerging Markets Equities Trust; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Emerging Markets Imi Index ETF; Ishares Core Msci Total International Stock ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Global Clean Energy ETF; Ishares Global Clean Energy Index ETF; Ishares Global Utilities ETF; Ishares III Public Limited Company; Ishares Latin America 40 ETF; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Msci Emerging Markets Quality Factor ETF; Ishares Msci Emerging Markets Value Factor ETF; Ishares Public Limited Company; Itaú Funds - Latin America Equity Fund; Ivan de Souza Monteiro; Ivesco Ftse Rafi Emerging Markets ETF; Ivo Sergio Baran; Jana Emerging Markets Share Trust; Jane de Jesus Santos; Jeane Cristine Andrade Vasconcelos de Arujo; Jnl Emerging Markets Index Fund; Jnl Multi-manager Emerging Markets Equity Fund; Jnl/Gqg Emerging Markets Equity Fund; Joao Monteiro de Oliveira Filho; Joao Vitor Paulo Abrantes; John Hancock Funds II International Strategic Equity Allocat; John Hancock Trust Company Collective Investment T; John Hancock Variable Ins Trust Intern Equity Index Trust; Jorge Eduardo Fouto Matias; Jose Eduardo Guimaraes Barros; Jose Eduardo Rangel Cury; Joule Value Master Fundo de Investimento em Ações; Jpmorgan Betabuilders Emerging Markets Equity ETF; Jpmorgan Diversified Return Emerging Markets Equity ETF; Jpmorgan Emerging Markets Research Enhanced Equity Fund; Jpmorgan Etfs (ireland) Icav; Jpmorgan Funds Latin America Equity Fund; Junior Fernandes da Silva; Kapitalforeningen Investin Pro, Global Equities I; Kapitalforeningen Investin Pro, Velliv

Emerging MA; Kapitalforeningen Pensam Invest, Psi 3 Globale Aktier 3; Kolumban II - Aktien Welt; Kopernik Global All Cap Fund; Kopernik Global All-cap Master Fund, LP; Kopernik Global Collective Investment Trust; Kopernik International Fund; Kraneshares Msci Emerging Markets EX China Index e; Lazard Asset Management LLC; Legal & General Ccf; Legal & General Collective Investment Trust; Legal & General Future World Esg Emerging Markets; Legal & General Global Emerging Markets Index Fund; Legal & General Global Equity Index Fund; Legal & General Icav; Legal & General International Index Trust; Legal and General Assurance Pensions Mng Ltd; Legal and General Assurance Society Limited; Legal General Scientific Beta Emerging Markets Fund, LLC; Legal General U. ETF P. Limited Company; Legg Mason Global Funds Plc; Lemania Global Equity; Leonardo Abrantes Melo; Leonardo da Costa Voltarelli; LF Wales PP Global Opportunities Equity Fund; Lgiasuper Trustee; Liontrust Investment Funds I - Liontrust Latin America Fund; Lockheed Martin Corp Defined Contribution Plans Master Trust; Lockheed Martin Corp Master Retirement Trust; Lorentz; Los Angeles County Employees Ret Association; Lucas Neves da Silva Sousa; Lucas Oliveira Lopes; Luciano Michael de Souza; Luis Felipe de Paes Borges; Luiz Felipe Santos de Aquino Lopes; Luiz Fernando de Lima Paulo; Luiz Fernando Placido Burato; Luiz Roberto de Aguiar; Lvip Ssga Emerging Markets Equity Index Fund; Mackenzie Emerging Markets Equity Index ETF; Mackenzie Global Environmental Equity Master Fund; Mackenzie Greenchip Global Environmental All Cap F; Mackenzie Greenchip Global Environmental Equity FU; Mackenzie Greenchip Global Environmental Fund; Mackenzie Greenchip Global Equity Pool; Macquarie Multi-factor Fund; Macquarie True Index Emerging Markets Fund; Managed Pension Funds Limited; Marcelo de Siqueira Freitas; Marcio Froes Torres; Marcos Alexandre Anacleto de Carvalho; Marcos Jose Lopes; Marcos Ribeiro Simon; Marcos Scatulin Bocca; Marina Selinke Casagrande; Marlon Vieira de Jesus; Matheus Tocchini; Maycon Douglas de Lima; Mcic Vermont (A Reciprocal Risk Retention Group); Mercer Emerging Markets Equity Fund; Mercer Emerging Markets Fund; Mercer Private Wealth International Focused Equity Pool; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Metis Equity Trust; Mfs Development Funds, LLC; Mgi Funds Plc; Miguel Hlebczuk Junior; Mimosa Capital Sicav Azvalor International; Ministry of Economy and Finance; Mip Active Stock Master Portfolio; Mobius Life Limited; Momentum Global Funds; Monael Pinheiro Ribeiro; Msci Acwi Ex-u.S. Imi Index Fund B2; Msci Equity Index Fund B-Brazil; Nat West BK Plc as TR of ST James PL GL Emer Mkts Unit Fund; Nat West BK Plc as TR of ST James PL GL Small Comp Unit Fund; Nat West BK Plc as TR of ST James PL ST Managed Unit Trust; National Council for Social Security Fund; National Employment Savings Trust; Ncip Master FIA; Neuler Master Fundo de Investimento em Ações; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York State Teachers Retirement System; Ngs Super; Nilvo Reinoldo Fries; NN (l); NN Paraplufonds 1 N.V; Nordea 1, Sicav- Nordea 1- Latin American Equity Fund; Northern Emerging Markets Equity Index Fund; Northern Trust Collective All Country World I (acwi) E-u F-l; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-qm Common Dac World Ex-us Investable Mif - Lending; Ntgi-qm Common Daily Emerging Markets Equity I F- Non L; Nucleo Agulhas Negras Fundo de Investimento de Ações; Nucleo Master Fundo de Investimento de Ações; Nucleo Piuva Fundo de Investimento de Ações; Nucleo Prev 100 Fundo de Investimento de Ações; Nvit GS Emerging Markets Equity Insights Fund; Oaktree (lux.) Funds-Oaktree Emerging Markets Equity Fund; Oaktree Emerging Markets Equity Fund; Oaktree

Emerging Markets Equity Holdings,l.P; Odine Garin; Olimpio FIA IE; Onepath Global Emerging Markets Shares(unhedged) Index Pool; Optimix Wholesale Global Emerging Markets Share Trust; Otton Lourenco de Lima Reis; Pacer Emerging Markets Cash Cows 100 ETF; Pacific Gas A EL Comp NU F Q Cpuc Dec Master Trust; Pacific Select Fund - PD Emerging Markets Portfolio; Parametric Emerging Markets Fund; Parametric Tax-managed Emerging Markets Fund; Patricia Paiva de Assis; Paulo Roberto Farina Ramos; Pedro Paulo de Magalhaes Oliveira JR; Pensiondanmark Pensionsforsikringsaktieselskab; People S Bank of China; Per Value Fundo de Investimento em Ações; Philadelphia Gas Works Pension Plan; Phoenix U T M L R P A S Index Emerging Market Equity Fund; Police and Firemen's Retirement System of New Jers; Polo Endurance Fundo de Investimento Multimercado; Polo Long Bias Master Fundo de Investimento Multimercado; Polo Norte Master FIM; Pool Reinsurance Company Limited; Poti Luiz de Freire Lira; Principal Funds, Inc - Diversified Real Asset Fund; Providence Health and Services and Swedish Health S M R T; Providence Health Services Cash Balance Retirement PL Trus; Prudential Assurance Company Singapore (pte) Ltd; Public Employees Retirement System of Ohio; Public Employees' Long-term Care Fund; Public Sector Pension Investment Board; Qsuper; Rafael Gusmao Rodrigues de Andrade; Rafael Luiz Leao Bandeira de Moura; Rare Emerging Markets Fund; Rare Global Infrastructure Value Fund; Rare Infrastructure Income Fund; Rare Infrastructure Value Fund - Hedged; Rare Infrastructure Value Fund - Unhedged; Raytheon Technologies C. M. R. Trust; Rbc Emerging Markets Dividend Fund; Rbc Emerging Markets Ex- china Dividend Fund; Rbc Emerging Markets Value Equity Fund; Reassure Limited; Regime de Retraite DU Personnel Des Cpe ET Des Garder Pcdq; Reliance Trust Institutional Retirement Trust Series Twelve; Renato Crexinski; Retail Employees S Pty. Limited; Ricardo Bacci Acunha; Ricardo Garin Ribeiro Simon; Ricardo Tavares Teves; Robeco 3D em Equity Ucits ETF; Robeco Capital Growth Funds; Roberto de Araujo; Rodrigo Limp Nascimento; Rodrigo Macedo de Azambuja; Ronaldo Riyouiti Shishido; Roselaine Aparecida Antunes Vieira; Royal London Equity Funds Icvc; Russel Emerging Markets Equity Pool; Russell Global Opportunities Fund; Russell Institutional Funds, LLC - Rem Equity Plus Fund; Russell Investment Company Emerging Markets Fund; Russell Investment Company Multi-asset Growth Strategy Fund; Russell Investment Company Public Limited Company; Russell Investment Company Russell Multi-strategy Income F; Russell Investment Company Russell Tax-managed International; Russell Investment Company V Public Limited Company; Russell Investment Management Ltd as Trustee of the Russell; Russell Investments Global Shares Index Fund; Russell Investments Institutional Funds LLC Sustai; Russell Investments Sustainable Global Shares EX F; Russell Investments Sustainable Global Shares Fund; Russell Investments Yield Opportunities Pool; Russell Tax Effective Global Shares Fund; Russell TR Company Commingled e. B. F. T. R. L. D. I. S.; Ryo Long Biased Master Fundo de Investimento Multimercado; Ryo Selection Master Fundo de Investimento em Ações; Sabadell Acciones America Latina Fimp; Samuel David Marques Odon da Silva; Sanford C.Bernstein Fund, Inc.; Santander Sicav; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; Schroder Intl Selection F - Latin American; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scotia Emerging Markets Equity Index Tracker ETF; Scottish Widows Investment Solutions Funds Icvc-Fundamental; Scottish Widows Limited; Scottish Widows Managed Investment Funds Icvc -int; Scri Robeco QI Inst Emerg Mkts Enhanced Ind Equities Fund; Shell TR (berm) Ltd as TR O Shell OV Con P F; Sidney Maury Sentona; Sidney Riudy

Nakanishi; Southern Cal ED C N F Q C DC MT S ON P VD N G; Sparta Fundo de Investimento em Ações - BDR Nível I; Spartan Group Trust for Employee Benefit Plans: SP; Spartan Group Trust for Emplyee Benefit Plans: Spartan Emerg; Spdr Msci Acwi Ex-us ETF; Spdr Msci Emerging Markets Fossil Fuel Free ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Spdr S&p Emerging Markets Ex-china ETF; Spirit Super; Ssga Msci Acwi Ex-usa Index Non-lending Daily Trust; Ssga Msci Brazil Index Non-lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; Ssga Spdr Etfs Europe II Public Limited Company; ST Str Msci Acwi EX Usa Imi Screened Non- lending Comm TR FD; Stanlib Funds Limited; State of Connecticut Acting T. Its Treasurer; State of Minnesota State Employees Ret Plan; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Emerging Markets Equity Index Fund; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Ireland Unit Trust; State Street Variable Insurance Series Funds, Inc; Stichting Bedrijfspens Zorgverzekeraars; Stichting Bedrijfstakpensioenfonds Voor de Detailhandel; Stichting Bewaarder Beleggingen Menzis; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Pensioenfonds Hoogovens; Stichting Pensioenfonds Pgb; Stichting Pensioenfonds Van de Abn Amro BK NV; Stichting Pensionenfonds Van de Metalektro (pme); Stichting Philips Pensioenfonds; Stichting Shell Pensioenfonds; Strive Emerging Markets Ex-china ETF; Sunamerica Series Trust SA Emerging Markets Equity; Taua Silva Borgens; Teacher Retirement System of Texas; Teachers Retirement System of Oklahoma; Telstra Super Pty Ltd T Telstra S Sheme; Texas Municipal Retirement System; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Board of the Pension Protection Fund; the Emerging M.S. of the Dfa I.T.CO.; the Master T BK of Jpn, Ltd as T of Nikko BR EQ Mother Fund; the Master TR Bank of Japan as TR for Hsbc Brazil Mother FD; the Master Trust Bank of Jap Ltd. as TR. for Mtbj400045829; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Master Trust Bank of Japan, Ltd. as T F Mtbj400045832; the Master Trust Bank of Japan, Ltd. as T of Mutb400021492; the Master Trust Bank of Japan, Ltd. as T of Mutb400021536; the Master Trust Bank of Japan, Ltd. as T. for Mtbj400045835; the Master Trust Bank of Japan, Ltd. as Tos Latin Aemf; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee FO; the Master Trust Bank of Japan, Ltd. as Trustee for Mutb4000; the Master Trust Bank of Japan, Ltd. as Trustee of; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the New Zealand Guardian Trust Company Limited as Trustee FO; the New Zealand Guardian Trust Company Limited IN Its Capac; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the Public Instituition for Social Security; the Public Instituition for Social Security; the Regents of the University of California; the Tiff Keystone Fund, L.P.; Thomas Magno de Jesus Silveira; Thrift Savings Plan; Thrift Savings Plan; Tiff Multi-asset Fund; Tj-nonqualified, LLC; Tj-qualified, LLC; Tork Long Only Institucional Master FIA; Total International EX U.S. I Master Port of Master Inv Port; TT em EX China Equity Fund A Sub-fund of TT Intern; TT em M EQ F (the Fund A Sub-fund of TT I FD Plc (the Co); TT em Unconstrained Opportunities Fund Limited; TT Emerging Markets Opportunities Fund II Limited; TT Emerging Markets Opportunities Fund Limited; TT Emerging Markets Unc Fund A Sub Fund of TT Int Funds Plc; TT Sustainable em Equity Fund, A Sub Fund of TT IN; Tyler Finance LLC; Ubiratan Miguel Jacob; Unicare Savings Plan; Universal Invest Luxembourg SA ON Behalf of Univest; Utilico Emerging Markets Trust Plc; Utimco SP II LLC; Valmir Pedro Rossi; Vanguard Emerging Markets Shares

Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Public Limited Company; Vanguard International High Dividend Yield Index F; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: International; Virginia Retirement System; Virtus Global Fund Icav; Virtus Partners, Inc.; Voya Emerging Markets High Dividend Equity Fund; Voya Emerging Markets Index Portfolio; Voya Infrastructure, Industrials and Materials Fun; Voya Vacs Index Series em Portfolio; Washington State Investment Board; Welerson Cavalieri; West Virginia Investment Management Board; West Yorkshire Pension Fund; Wilmar Kleemann; Wilmington Trust Collective Investment Trust - Pio; WM Pool - Equities Trust no. 76; WS Wales PP Emerging Markets Equity Fund; Xtrackers; Xtrackers (ie) Public Limited Company; and Xtrackers Msci Acwi EX USA Esg Leaders Equity ETF (represented by BVD B3).

Shareholders Present at the EGM:

Genipabu Fundo de Investimento em Ações; Geracao Futuro L.Par Fundo de Investimento em Ações; Hagop Guerekmezian Filho; Karoline Guerekmezian Velloso; Kathleen Guerekmezian Mesquita; Regina Nieto Motta Guerekmezian; Rps FIA Selection Master; and Rps Prev Ações Fundo de Investimento Previdência Master (represented by João Vicente Silva Machado)

ADILSON DVULATHCA (CPF: 034.600.779-80)

Citibank N.A. (represented by Jose Donizetti de Oliveira)

Assoc dos Emp da Eletrobras (represented by Angelo Remedio Neto)

Dpam L; FP Carmignac Emerging Markets; Garde D Artagnan Master FIM; IT Now Ibovespa B3 Br+ Fundo de Ndice - Responsabilidade Lim; IT Now Ibovespa Fundo de Índice; IT Now Igct Fundo de Índice; IT Now Ise Fundo de Índice; IT Now Pibb Ibrx-50 Fundo de Índice; Ita Votl Fundo de Investimento Financeiro Multimercado Respo; Ita Vrtice Omni Fundo de Investimento Financeiro Multimercad; Itaú Ações Dividendos FI; Itaú Artax Endurance Fif Mult RL; Itaú Artax Long Bias Multimercado FI; Itaú Artax Multimercado Fundo de Investimento; Itaú Artax Ultra Multimercado Fundo de Investimento; Itaú Asgard Institucional Ações Fundo de Investimento Financ; Itaú Balanceado Ativo FMP - FGTS Carteira Livre; Itaú Caixa Ações - Fundo de Investimento; Itaú Dunamis Master Fundo de Investimento em Ações; Itaú Eletrobras Ações Fundo de Investimento; Itaú Excelencia Social Ações Fundo de Investimento Sustentav; Itaú Ftse Rafi Brazil 50 Capped Index FIA; Itaú Fundo Mútuo de Privatização - FGTS Eletrobras; Itaú Governanca Corporativa Ações Fundo de Investimento; Itaú Hunter Total Return Multimercado Fundo de Investimento; Itaú Ibovespa Ativo Master Fundo de Investimento em Ações; Itaú IBrX Ativo Master FIA; Itaú Index Ações Ibovespa Fundo de Investimento Financeiro R; Itaú Index Ações IBrX Fundo de Investimento Financeiro Respo; Itaú Inflacao Multiestrategia Multimercado FI; Itaú Inflation Equity Opportunities Ações FI; Itaú Inflation Equity Opportunities Mult. FI; Itaú Institucional Inflacao Multiestrategia MM FI; Itaú Master Global Dinamico Multimercado Fundo de Investimen; Itaú

Master Global Dinamico Ultra Multimercado FI; Itaú Master Hunter L O Fif em Ações - Resp Limitada; Itaú Master Momento Ações Fundo de Investimento; Itaú Momento II Ações Fundo de Investimento; Itaú Momento IQ Ações Fundo de Investimento; Itaú Optimus Extreme Multimercado Fundo de Investimento; Itaú Optimus Long Bias Multimercado FI; Itaú Optimus Titan Multimercado Fundo de Investimento; Itaú Phoenix Ações Fif RL; Itaú Previdência IBrX Fundo de Investimento Financeiro em AC; Itaú S&p/B3 Low Volatility FIA; Itaú Sirius Fifa Resp. LTDA; Kopernik Global All-cap Equity Fund (A Sub-fund Hereby Repre; Long Bias Fundo de Investimento Financeiro em Ações Responsa; and Stichting Bedrijfstakpensioenfonds V H S, A,englaszetbedrijf (represented by Michele da Silva Gonsales)

Banclass Fundo de Investimento em Ações; and Fundo de Investimento de Ações Dinamica Energia (represented by Michele da Silva Gonsales)

ANA CAROLINA DE CARVALHO JUDICE (CPF: 141.498.547-93)

BERNARDO STEINITZ (CPF: 146.086.707-60)

CARLOS EDUARDO RODRIGUES PEREIRA (CPF: 088.768.387-83)

DENISE MARIA LUNA DE OLIVEIRA (CPF: 740.044.417-49)

ELVIRA BARACUHY CAVALCANTI PRESTA (CPF: 590.604.504-00)

FERNANDO VILLELA DIAS (CPF: 550.608.207-00)

Government of Singapore; and the Monetary Authority of Singapore (represented by Olavo Lira Barbosa)

GIUSEPPE MAGDALENA STEPHAN (CPF: 792.105.387-49)

JOAO SANTOS SOUTO NETO (CPF: 097.950.757-05)

LETICIA FUCUCHIMA AUGUSTO (CPF: 385.754.758-86)

LORIANE SILVEIRA (CPF: 005.864.069-05)

LUCIANO COSTA DE PAULA (CPF: 363.532.388-86)

MANOEL LEANDRO SEIXAS (CPF: 227.643.991-20)

MATHEUS JASPER SOARES NANGINO (CPF: 069.341.096-51)

Navi A Previdência Fundo de Investimento em Ações Master; Navi Cruise Master Fundo de Investimento em Ações; Navi Fender Master Fundo de Investimento em Ações; Navi Institucional

Master Fundo de Investimento em Ações; Navi Long Biased Master Fundo de Investimento Multimercado; and Navi Long Short Master Fundo de Investimento Multimercado (represented by Matheus Amorim)

FP Fof Oceana Selection Fundo de Investimento em Cotas de FU; Fundo de Investimento em Ações Rva Emb III; Gerdau Previdência Fundo de Investimento em Ações 04; Nucleos III Occam Fundo de Investimento em Ações; Oceana 03 Master FIM; Oceana Equity Hedge I Master FI Fin de Ações Resp LTDA; Oceana Indian FIA; Oceana Litoral Fundo de Investimento em Ações; Oceana Long Biased Advisory Prev Master Fundo de Investiment; Oceana Long Biased B Previdência Fife FIM; Oceana Long Biased Master FIM; Oceana Long Biased Master Fundo de Investimento de Ações; Oceana Long Biased Prev Fundo de Investimento Multimercado; Oceana Long Biased Prev II Fundo de Investimento Multimercad; Oceana Prev Master Fife Fundo de Investimento Mult; Oceana Qp8 Fundo de Investimento em Ações; Oceana Selection e Master Fundo de Investimento em Aes; Oceana Selection Master Fundo de Investimento de Ações; Oceana Selection P Fife Fif em Ações Resp Limitada; Oceana Selection Prev Master FIA; Oceana Serra da Capivara FIA; Oceana Valor Advisory Prev Fife FIA; Oceana Valor II Master Fundo de Investimento em Ações; Oceana Valor Master FIA; and Oceana Valor Prev II Fife Fundo de Investimento em Ações (represented by Luísa Sertã Carvalho Roris; and Marcelos dos Reis de Moraes)

Opportunity Ações FIA BDR Nível I IE; Opportunity Logica Master FIA; e Opportunity Selection Master Fif Ações Resp LTDA (represented by Renata Bittencourt; and Renata Nepomuceno Silva)

3G Radar Master FIA; Infrad Master Fundo de Investimento em Ações; Maliko Investments LLC; Manuka Investments LLC; Tucurui Fundo de Investimento em Ações; and Xingo FIA (represented by João Pedro Hennings de Lara)

Canadian Eagle Portfolio LLC. (rv); Global Macro Strategy Fundo de Investimento Multimercado-C; Spx Apache Master FIA; Spx Falcon Institucional Master FI Multimercado; Spx Falcon Master FIA; Spx Hornet Equity Hedge Master FIM; Spx Lancer Plus Previdenciario FIM; Spx Lancer Previdenciario FIM; Spx Long Bias Prev Master 2 Fif Mult Resp LTDA; Spx Long Bias Previdenciario Master Fundo de Investimento MU; Spx Nimitz Master FIM; Spx Patriot Master FIA; Spx Ranger Previdenciario Fif MM - Resp Limitada; and Spx Raptor Master FI Ext MM CP (represented by Bruno Freitas Reis; and Murilo Leite de Oliveira)

FP Studio Total Return Fundo de Investimento em Ações; Studio Icatu 49 Previdenciario FIM; Studio Icatu Previdenciario Fife Fundo de Investimento Multi; Studio Master 70 Prev Fife Fundo de Investimento Multimercad; Studio Master FIA; Studio Master II Fundo de Investimento Ações; and Studio Master V FIM (represented by Beatriz Fortunato; and Pedro Andre Sauer)

Federal Government (represented by the attorney of the National Treasury, Dr. Ivo Timbó)

XP Investor Ibovespa Ativo Master FIA; Aasl Fundo de Investimento em Cotas de FI Multimercado

Crd P; Abdalla Fundo de Investimento em Ações; Agora Arrojada Index FIA; Agora Top 10 Index FIA; Alfredo Angelo Soncini Filho; Aloe Fundo de Investimento de Ações BDR Nível I Investimento; Ana Lenz Cesar Duvivier; Andre Lenz Cesar Duvivier; Angatu Dividendos Fundo de Investimento em Ações; Apoena Macro Advanced Master FIM; Atalaya Growth Fundo de Investimento Financeiro em Ações; Atit Master Prev Fife FIA; Atmos Institucional Master FIA; Atmos Master Fundo de Investimento de Ações; Atmos Master Prev Fundo de Investimento Aes; B-index Morningstar Brasil Pesos Iguais Fundo de Índice; B-index Morningstar Setores Defensivos Brasil Fundo de Indic; Brad Migração Fundo Mútuo de Privatização - FGTS Eletrobras; Bradesco FIA IBrX Multipatrocinado; Bradesco FIA Master Dividendos; Bradesco FIA Master Ibovespa; Bradesco FIA Master IBrX; Bradesco FIA Smart Allocation; Bradesco FIA Sustentabilidade Empresarial; Bradesco FIM Fund Amazonas Sustentavel - Fas; Bradesco Fundo de Investimento em Ações Master Long Only; Bradesco Fundo de Investimento em Ações Master Previdência I; Bradesco Fundo de Investimento em Ações Zinco; Bradesco Fundo de Investimento Financeiro em Ações Oasis I; Bradesco Fundo de Investimento Renda Fixa - 1865; Bradesco H Fundo de Investimento em Ações Ibovespa; Bradseg Participações S.A; Bram FIA IBrX Ativo; Bram FIA Institucional; Bram FIA Long Only; Bram FIM Qaa Hedge; Bram Fundo de Investimento em Ações Sustentabilidade Empresa; Bram H FI em Ações Ibovespa Gestao; Bram H FI em Ações Passivo IBrX; Bram H Fundo de Investimento Ações Dividendos; Bram H Fundo de Investimento Ações Institucional; Bram Long Biased Fundo de Investimento em Ações; Bram Retorno Absoluto FIM; Brasil Western Asset FIA; Btg WM Prev 9 Fundo de Investimento Multimercado Crédito Pri; Caixa ETF Ibovespa Fundo de Índice; Caixa Fundo Mútuo de Privatização - FGTS Eletrobras; Caixa Fundo Mútuo de Privatização - FGTS Migração Eletrobras; Capri RV Fundo de Investimento em Ações; Capstone Macro Master Fundo de Investimento Multimercado; Carrera FIA - IE; Citiprevi Titanium FI em Ações; Clube de Inv dos Emp Cia Siderurgica Tubarao; Companhia Siderurgica Nacional; Constellation 100 Prev FIM Fife; Constellation 70 Previdência Fip Multimercado; Constellation BP 100 Prev FIA Fife; Constellation Bradesco 100 Fife Fundo de Investimento em AC; Constellation Cambara Fundo de Investimento em Ações; Constellation Compounders Esg Master FIA; Constellation Icatu 70 Prev FIM; Constellation Master Fundo de Investimento de Ações; Constellation Qualificado Master Fundo de Investimento de AC; Constellation Sulamerica Prev Fundo de Investimento Multimer; Cshg New Bridge FIM - Cred Privado Investimento no Exterior; Darol Equities Fundo de Investimento de Ações Investimento N; Dezembro Fundo de Investimento em Cotas FIM; Eduardo Duvivier Neto; Elite Fundo de Investimento em Ações; ETF Bradesco Ibovespa FDO de Índice; Fhs Fundo de Investimento em Ações Investimento no Exterior; FI em Ações Aruba; FI Eros Multimercado CP; FIA Caixa Ibovespa Ativo; FIA Caixa Sustentabilidade Empresarial Ise; FIA Paraty; FIA Pipa; FIM CP IE - 2745; FIM Crédito Privado IE-2431; FIM Crédito Privado IE Pgb; FIM Crédito Privado Murano - IE; Foc 2 Fundo de Investimento Multimercado; FP XP Total Return Fundo de Investimento em Ações; Fundo de Invest em Ações Caixa IBrX Ativo; Fundo de Investimento em Ações Caixa Brasil Indexa Ibovespa; Fundo de Investimento em Ações Caixa Eletrobras; Fundo de Investimento em Ações Caixa Infraestrutura; Fundo de Investimento em Ações CX BR IBX50; Fundo de Investimento em Ações Ibovespa 157; Fundo de Investimento em Ações Master Previdência Esg; Fundo de Investimento em Ações Mistyque Invest no Exterior; Fundo de Investimento Jabura Ações; Fundo de Investimento Multimercado Crédito Privado Carmel -; Gavea Macro Advanced Master FIM IE; Gavea Macro Dolar Master FIM; Gavea Macro Master FI Multimercado; Gavea Macro Plus Master FIM; Gvea

Macro Dolar II Master Fundo de Investimento Multimercad; Gvea Macro Ita Fife - Fif Mult - Resp Limitada; Hns Fundo de Investimento em Ações Investimento no Exterior; Iaja Sam Ações Fundo de Investimento; Icatu Seg Apos IBrX Ativo Ações FI; Icatu Seg FIA Previdenciario Fife; Icatu Seg Income Previdenciario FDO de Investimento de Ações; Icatu Vanguarda Ações Ibx FI; Icatu Vanguarda Dividendos Fundo de Investimento em Ações; Icatu Vanguarda Ibx FIA Previdenciario Fife; Icatu Vanguarda Igarat Fife Fundo de Investimento Multimerca; Icatu Vanguarda Igarate Long Biased 2 Fif Mult Resp LTDA; Icatu Vanguarda Long Biased FIM; IU Western Asset Corporate RV 25 FI Multimercado; Linus LLC; Lyndos FIA Investimento no Exterior; M3 FIA; Mar Aberto Fundo de Investimento em Ações Investimento no EX; Mar do Alto FIA - Investimento no Exterior; Mar Value Fundo de Investimento em Aes; Marcia Lenz Cesar Duvivier; Metlife Fundo de Investimento em Ações; Minerva FIA IE; Mistyque Teens Fundo de Investimento em Ações; Multiprev IBrX Ativo FIA; Muriqui Fundo de Investimento Financeiro em Ações; Navi Long Short Previdência Fife FIM CP; Navi Long Short XP Seguros Previdência FIM; Nbl Fundo de Investimento de Ações Investimento no Exterior; Osd FIA IE; Pedra Negra Lbf FIM CP IE; Plano de Aposentadoria do Banco Honda; Plano de Aposentadoria Previhonda; PS Equity Inflation Fundo de Investimento em Aes; Quantitas FIA Montecristo; Quantitas FIM Master; Quantitas Fundo de Investimento Multimercado Capri Prev Fife; Rational Investor Fundo de Investimento em Ações; Real Investor 100 Icatu Prev Master FIA; Real Investor 100 Prev Master Fundo de Investimento em Ações; Real Investor 70 Previdência FIM; Real Investor Alocacao Fundo de Investimento Multimercado; Real Investor Icatu Prev Master FIM; Real Investor Institucional Master FI Emacoes - BDR Nível I; Real Investor Itaú Vida e Previ Master Fif Ações; Real Investor Master FIA - BDR Nível I; Real Investor Master Fundo de Investimento Multimercado; Renascenca II FIM CP; Safari Master FIM; Safari Master Prev Fundo de Investimento Multimercado; Santander Ethical Ações Sustentabilidade FI; Santander FDO de Inv Prev Selecao Top Ações; Santander FDO de Inv.Institucional Ações; Santander FI Ações Prev; Santander FI Ibovespa Passivo Ações; Santander FI IBrX Ações; Santander FI Star Long Short Multimercado; Santander FI Valor Ações; Santander Fundo Mútuo de Privatização - FGTS Carteira Livre; Santander Fundo Mútuo de Privatização - FGTS Eletrobras; Santander Prev Ethical Ações Sustentabilidade FI; Santander Prev Multimercado Selecao Long Biased FI; Santander Selecao Long Biased Multimercado FI; Santander Star Long Short Direcional Multimercado FI; Sarahprev Ibovespa Ativo Fif Ações Resp LTDA; Shelf 539 Fic FIM CP IE; Shelf 619 Fic FIM CP IE; Shelf 824 Fic FIM CP IE; Silvio Tini de Araujo; Stronghold Equity Fundo de Investimento em Ações; Tecla Fundo de Investimento Multimercado; Theo Fundo de Investimento Multimercado Crédito Privado; Tijuca Fundo de Investimento em Ações; Trend B3 Br+ Fundo de Investimento em Ações Responsabilidade; Trend ETF Ibovespa Fundo de Índice; Trend Ibovespa FIA; Trend Ibovespa Master Prev Fundo de Investimento em Ações; Vinci Gas Fundo de Investimento em Ações; Vista 70 RV Prev Fife Fundo de Investimento Multimercado; Vista LB Master I FIM; Vista Long Biased Prev Fife Master Fundo de Investimento Mul; Western Asset Dividend Yield FIA; Western Asset Ibovespa Ativo FIA; Western Asset Prev IBrX Alpha Master Ações Fundo de Investim; Western Asset Prev IBrX Ativo Ações FI; Western Asset Sustentabilidade Empresarial FIA; Western Asset Valuation FIA; X Lab FIA IE; XP Dividendos Fundo de Investimento de Ações; XP Flechas FIA; XP Investor 30 Master Fundo de Investimento de Ações; XP Investor Equity Hedge Master FIM; XP Investor Fundo de Investimento de Ações; XP Investor Long Biased FIM; XP Long Biased Advisory XP Seguros P Master FIM IQ; and XP Long Term Equity Master Fundo de Investimento em Ações (represented by BVD Direto)

1895 Fonds Fgr; AB Fcp II - Emerging Markets Value Portfolio; Aberdeen Inv Funds Icvc III - Aberdeen Global Emerg M Q e FD; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abn Amro Funds (lux); Abu Dhabi Retirement Pensions and Benefits Fund; Advanced Series Trust - Ast Prudential Growth Allocation Por; Aegon Custody BV; Alan Kardec Praia da Cunha; Alaska Common Trust Fund; Alaska Permanent Fund; Alberta Investment Management Corporation; Alliance Trust Plc; Allianz GB Inv Gmbh ON Behalf of Allianz Vgl Fonds; Allianz GL Investors Gmbh ON Behalf of Allianzgi-fonds Dspt; Allianz Global Inv Gmbh Acting ON Behalf of Allianz Eee Fon; Allianz Global Investors Gmbh ON Behalf of Allianz; Allianz Global Investors Gmbh ON Behalf of Allianz Pv-ws Fon; Allianz Global Investors Gmbh ON Behalf of Allianz Vgi 1 Fon; Allianz Global Investors Gmbh ON Behalf of Komfortdynamik S; American Heart Association, Inc.; Amundi ETF Icav - Amundi Prime All Country World Ucits ETF; AP Pension Livsforsikringsaktieselskab; Arga Emerging Markets EX China Fund, A Series of A; Argucia Endowment Fundo de Inv Multimercado; Argucia Income Fundo de Investimento em Ações; Ariel Emerging Markets Value Fund LLC; Arizona Psprs Trust; Arrowstreet Collective Investment Trust; Asset Management Exchange Ucits Ccf; Aurora Brazil, LLC; Australiansuper Pty Ltd as Trustee for Australiasuper; Avadis Fund; Avadis Fund - Aktien Emerging Markets Index; Aviva I Investment Funds Icvc - Aviva I International I T F; Aviva Investors; Aviva Investors Funds Acs - Aviva Investors Emerging Market; Aviva Life Pensions UK Limited; Aware Super Pty Ltd; Axa Investment Managers Schweiz AG ON Behalf of AX; AZ Fund 1 - AZ Equity - Brazil Trend; Azvalor Blue Chips FI; Azvalor Internacional FI; Azvalor Value Selection Sicav SA; Barclays Multi-manager Fund Public Limited Company; BB 3F Fundo de Investimento Multimercado Crédito Privado LP; BB Ações Eletrobras Fundo de Investimento; BB Ações Energia FIA; BB Ações Governanca FI; BB Adelino FI Multimercado Crédito Privado LP; BB B5c FI Multimercado Cred Privado Longo Prazo; BB Bnc Ações Nossa Caixa Nosso Clube de Investimento; BB BR 910 Fundo de Investimento Renda Fixa; BB BR 951 Fundo de Investimento Financeiro Renda Fixa Respon; BB Cap Ações Fundo de Investimento; BB Eco Gold Fundo de Investimento em Ações; BB ETF Ibovespa Fundo de Índice; BB ETF Índice Bovespa B3 Br+ Fundo de Índice Resp LTDA; BB ETF Ndice Diversidade B3 Investimento Sustentvel Fundo de; BB Fundo Mútuo de Privatização - FGTS Eletrobras; BB Fundo Mútuo de Privatização - FGTS Eletrobras - Migração; BB Ondina II Ações FI - BDR Nível I; BB Previdência Ações IBrX Fundo de Investimento; BB Terra do Sol Fundo de Investimento MM Crédito Privado; BB Top Ações Ibovespa Ativo FI; BB Top Ações Ibovespa Indexado FI; BB Top Ações Índice de Sust Emp FI em Ações; BB Top Ações Infraestrutura FIA; BB Top Arbitragem Alavancado FI Multimerc LP; BB Top RV Giro 2 Multimercado LP Fundo de Investimento; Bbh Gqg Partners Emerging Markets Equity Master FU; Best Investment Corporation; Bimcor Global Equity Pooled Fund; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Global Index Funds; Blackrock Life Limited - DC Overseas Equity Fund; Blk Magi Fund; Bmo Clean Energy Index ETF; Bmo Msci Emerging Markets Index ETF; BNP Paribas Easy Msci Emerging Esg Filtered Min TE; BNP Paribas Funds Brazil Equity; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; Bombardier Trust Canada Global Equities Fund; Brasilprev Top A Fundo de Inv de Ações; Brasilprev Top Plus FDO de Invest de Ações; Bridgewater Implementation Fund Iv, LLC; British Columbia Investment Management Corporation; Bruno Klapper Lopes; Bureau of Labor Funds - Labor Pension Fund; Bureau of Labor Funds - Labor Retirement Fund; Caisse de Depot ET

Placement DU Quebec; California Public Employees Retirement System; Cambria Global Value ETF; Camila Gualda Sampaio Araujo; Canada Pension Plan Investment Board; Carmignac Emergents; Carmignac Portfolio - Emergents; Carmignac Portfolio - Emerging Patrimoine; Caterpillar Inc Master Retirement T; Caterpillar Investment Trust; Cathay United Bank, IN Its Capacity as Master Coeib Fund; Central Provident Fund Board; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chevron UK Pension Plan; Cibc Emerging Markets Equity Index ETF; Cibc Emerging Markets Index Fund; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; Cititrust Limited as T of A F S A Moderate Growth Fund; Cititrust Ltd A T Vanguard Fds Series Vanguard Income Fund; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; Clube de Investimento dos Empregados da Vale Investvale; College Retirement Equities Fund; Colonial First State Investment Fund 50; Colonial First State Wholesale GL L Infrastructure Sec Fund; Colonial First State Wholesale Indexed Global Shar; Commingled Pension Trust Fund (emerging Markets Equity Index; Commingled Pension Trust Fund Emerging Markets Research Enha; Commonwealth Global Share Fund 16; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; County Employees Annuity and Benefit FD of the Cook County; Crescent Wealth International Passive Equities Fun; Custody B. of J. Ltd. Re: Stb D. B. S. M. F.; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Custody B.O.J,I..as.T.F.S.e.e.Index Mother Fund; Custody Bank of Japan, Ltd. as TR F Hsbc Brazil New MO Fund; Custody Bank of Japan, Ltd. as Trustee for Smbctb; Custody Bank of Japan, Ltd. Re: Emerg Equity Passive Mothr F; Davi Alves Santos; Desjardins Emerging Markets Equity Index ETF; Desjardins RI Emerging Markets - Low Co2 Index ETF; Desjardins RI Emerging Markets Multifactor-Low C; Desjardins RI Global Multifactor - Fossil Fuel Res; Deutsche Asset Management S.A. for Arero - Der Wel; Deutsche Invest I Brazilian Equities; Deutsche X-trackers Msci All World EX US Hedged Equity ETF; Dimensional Emerging Core Equity Market ETF of Dim; Duke Power CO Employee Retirement Plan; Dws Advisors Emerging Markets Equities-passive; Dws Invest (ie) Icav; Dws Invest Esg Global Emerging Markets Equities; Dws Invest Latin American Equities; Dws Latin America Equity Fund; Eberaldo de Almeida Neto; Ednardo Ferreira e Silva; Eduardo Ambrosio; Elder Santos Nazareth; Elinaldo Vieira dos Santos; Elio Gil de Meirelles Wolff; em Brazil Trading LLC; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Completion Fund, L.P.; Emerging Markets Equity Focus Portfolio; Emerging Markets Equity Fund; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Select ETF; Employees Retirement System of Georgia; Environment Fund; EQ/Emerging Markets Equity Plus Portfolio; Eurizon Capital S.A.; Ezequiel Rodrigues de Oliveira; Fabio Roberto Oyamburo Chaves; Fama Fife Icatu Previdencirio Fundo de Investimento em Aes; Fama Master Fundo de Investimento de Ações; Fernando Khoury Francisco Junior; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Global Ex-U.S. Equity Index Institutional; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; First Trust Bloomberg Emerging Market Democracies; First Trust Brazil Alphadex Fund; First Trust Emerging Markets Alphadex Fund; First Trust Gll Fund Plc - First TR Emerg Mkts Alph Ucits ET; First Trust Latin America Alphadex Fund; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Florida Retirement

System Trust Fund; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; FP Fof NC Fundo de Investimento de Ações; FP Russel Inv Icvc - FP Russel Inv Int Growth Assets Fund; Francisco Assis Duarte de Lima; Francisco Olavio Teixeira Coutinho; Franklin Libertyqt Emerging Markets Index ETF; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Franklin Templeton Investment Funds; Franklin Templeton Sinoam Global Infrastructure Fund; Future Fund Board of Guardians; Gabriel de Castro Guedes; Gam Investment Management (switzerland) AG F Z I I-z A e M P; General Organisation for Social Insurance; General Pension and Social Security Authority; George Lucas Family Foundation; Gilberto Onezino de Farias; Global X Renewable Energy Producers Ucits ETF; Global X Yieldco Renewable Energy Income ETF; Goldman Sachs ETF Icav Acting Solely ON Behalf of; Goldman Sachs ETF Trust - Goldman S Activebeta e M e ETF; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; Goldman Sachs Funds - Goldman Sachs e M C (r) EQ Portfolio; Goldman Sachs Funds - Goldman Sachs Emerging Marke; Goldman Sachs Trust - Goldman Sachs Emerging Markets e I F; Government Employees Superannuation Board; Gqg Partners Emerging Market Equity Fund - Gqg Global Ucits; Gqg Partners Emerging Markets Equity Fund; Gqg Partners Emerging Markets Equity Fund (australia); Gqg Partners Emerging Markets Equity Fund-gqg Partners S LLC; Gqg Partners Emerging Markets Quality Equity Fund; Guilherme Jesus Abbari; H.e.S.T. Australia Limited; Hand Composite Employee Benefit Trust; Handelsbanken Emerging Markets Index; Handelsbanken Global Index Criteria; HC Capital Trust the Emerging Markets Portfolio; Hsbc Global Investment Funds - Brazil Equity; Hsbc Global Investment Funds - Bric Equity; Hsbc Global Investment Funds - Bric Markets Equity; Hsbc Index Tracker Invest. Funds Ftse All World Index Fund; Iaran Antonio Izidoro Santos de Oliveira; Ibm 401 (k) Plus Plan; Ilfran Lopes Goncalves; Imco Emerging Markets Public Equity LP; IN BK for Rec and Dev,as TR FT ST Ret Plan and TR/Rsbp AN TR; Intech Global All Country Enhanced Index Fund LLC; International Equities B Unit Trust; International Equities Passive B Unit Trust; International Expatriate Benefit Master Trust; International Monetary Fund; Interventure Equity Investments Limited; Invesco Investment Management Ltd, Acting as Manag; Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Markets III Plc - Invesco Ftse Rafi All- world 3000 U; Invesco Msci Emerging Markets Esg Universal Screen; Invesco Oppenheimer Global Multi-asset Growth Fund; Invesco SP Emerging Markets Low Volatility ETF; Investec Global Strategy Fund; Investors Wholesale Emerging Markets Equities Trust; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Emerging Markets Imi Index ETF; Ishares Core Msci Total International Stock ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Global Clean Energy ETF; Ishares Global Clean Energy Index ETF; Ishares Global Utilities ETF; Ishares III Public Limited Company; Ishares Latin America 40 ETF; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Msci Emerging Markets Quality Factor ETF; Ishares Public Limited Company; Itaú Funds - Latin America Equity Fund; Ivan de Souza Monteiro; Ivesco Ftse Rafi Emerging Markets ETF; Ivo Sergio Baran; Jana Emerging Markets Share Trust; Jeane Cristine Andrade Vasconcelos de Arujo; Jnl Emerging Markets Index Fund; Jnl Multi-manager Emerging Markets Equity Fund; Jnl/Gqg Emerging Markets Equity Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Trust Company Collective Investment T; John Hancock Variable Ins Trust Intern Equity Index

Trust; Jorge Eduardo Fouto Matias; Jose Eduardo Guimaraes Barros; Jose Eduardo Rangel Cury; Jpmorgan Betabuilders Emerging Markets Equity ETF; Jpmorgan Diversified Return Emerging Markets Equity ETF; Jpmorgan Emerging Markets Research Enhanced Equity Fund; Jpmorgan Etfs (ireland) Icav; Jpmorgan Funds Latin America Equity Fund; Kapitalforeningen Investin Pro, Velliv Emerging MA; Kapitalforeningen Ld, Smart Beta-mandat; Kapitalforeningen Pensam Invest, Psi 3 Globale Aktier 3; Kolumban II - Aktien Welt; Kopernik Global All Cap Fund; Kopernik Global All-cap Master Fund, LP; Kopernik Global Collective Investment Trust; Kopernik Global Unconstrained Master Fund, LP; Kopernik International Fund; Kraneshares Msci Emerging Markets EX China Index e; Lazard Asset Management LLC; Legal & General Ccf; Legal & General Collective Investment Trust; Legal & General Future World Esg Emerging Markets; Legal & General Global Emerging Markets Index Fund; Legal & General Global Equity Index Fund; Legal & General Icav; Legal & General International Index Trust; Legal and General Assurance Pensions Mng Ltd; Legal and General Assurance Society Limited; Legal General Scientific Beta Emerging Markets Fund, LLC; Legal General U. ETF P. Limited Company; Legg Mason Global Funds Plc; Lemania Global Equity; Leonardo Abrantes Melo; LF Wales PP Global Opportunities Equity Fund; Lgiasuper Trustee; Liontrust Investment Funds I - Liontrust Latin America Fund; Lockheed Martin Corp Defined Contribution Plans Master Trust; Lockheed Martin Corp Master Retirement Trust; Lorentz; Los Angeles County Employees Ret Association; Lucas Neves da Silva Sousa; Luciano Michael de Souza; Luiz Fernando Placido Burato; Luiz Roberto de Aguiar; Lvip Ssga Emerging Markets Equity Index Fund; Mackenzie Emerging Markets Equity Index ETF; Mackenzie Global Environmental Equity Master Fund; Mackenzie Greenchip Global Environmental All Cap F; Mackenzie Greenchip Global Environmental Equity FU; Mackenzie Greenchip Global Environmental Fund; Mackenzie Greenchip Global Equity Pool; Macquarie Multi-factor Fund; Macquarie True Index Emerging Markets Fund; Managed Pension Funds Limited; Marcelo de Siqueira Freitas; Marcos Alexandre Anacleto de Carvalho; Marcos Jose Lopes; Marcos Scatulin Bocca; Matheus Tocchini; Maycon Douglas de Lima; Mbb Public Markets I LLC; Mcic Vermont (A Reciprocal Risk Retention Group); Mercer Emerging Markets Equity Fund; Mercer Emerging Markets Fund; Mercer Private Wealth International Focused Equity Pool; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Metis Equity Trust; Mfs Development Funds, LLC; MG (lux) Investment Funds 1; MG Global e. M. Fund A Sub Fund of MG I. F. (7); Mgi Funds Plc; Miguel Hlebczuk Junior; Mimosa Capital Sicav Azvalor International; Ministry of Economy and Finance; Mobius Life Limited; Momentum Global Funds; Monael Pinheiro Ribeiro; Msci Acwi Ex-u.S. Imi Index Fund B2; Msci Equity Index Fund B - Brazil; Nat West BK Plc as TR of ST James PL GL Emer Mkts Unit Fund; Nat West BK Plc as TR of ST James PL GL Small Comp Unit Fund; Nat West BK Plc as TR of ST James PL ST Managed Unit Trust; National Council for Social Security Fund; National Employment Savings Trust; National Pension Insurance Fund; Nbi Diversified Emerging Markets Equity Fund; Ncip Master FIA; Neuler Master Fundo de Investimento em Ações; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York State Common Retirement Fund; New York State Teachers Retirement System; Ngs Super; Nilvo Reinoldo Fries; NN (l); NN Paraplufonds 1 N.V; Nordea 1, Sicav- Nordea 1- Latin American Equity Fund; Northern Emerging Markets Equity Index Fund; Northern Trust Collective All Country World I (acwi) E-u F- I; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-qm Common Dac World Ex-us

Investable Mif - Lending; Ntgi-qm Common Daily Emerging Markets Equity I F- Non L; Nucleo Agulhas Negras Fundo de Investimento de Ações; Nucleo Master Fundo de Investimento de Ações; Nucleo Piuva Fundo de Investimento de Ações; Nucleo Prev 100 Fundo de Investimento de Ações; Nuveen/Sei Trust Company Investment Trust; Nvit GS Emerging Markets Equity Insights Fund; Oaktree (lux.) Funds - Oaktree Emerging Markets Equity Fund; Oaktree Emerging Markets Equity Fund; Oaktree Emerging Markets Equity Holdings,I.P; Olimpio FIA IE; Onepath Global Emerging Markets Shares(unhedged) Index Pool; Optimix Wholesale Global Emerging Markets Share Trust; Pacific Select Fund - PD Emerging Markets Portfolio; Pedro Paulo de Magalhaes Oliveira JR; People S Bank of China; Pgim Qualifying Investor Funds Plc; Philadelphia Gas Works Pension Plan; Phoenix U T M L R P A S Index Emerging Market Equity Fund; Pictet - Emerging Markets Index; Pictet CH Institucional-emerging Markets Tracker; Police and Firemen's Retirement System of New Jers; Polo Endurance Fundo de Investimento Multimercado; Polo Long Bias Master Fundo de Investimento Multimercado; Polo Norte Master FIM; Pool Reinsurance Company Limited; Poti Luiz de Freire Lira; Providence Health and Services and Swedish Health S M R T; Providence Health Services Cash Balance Retirement PL Trus; Prudential Assurance Company Singapore (pte) Ltd; Prudential Investment Portfolios 2 - Pgim Qma e. M. e. Fund; Prudential Retirem Insurance and Annuity Comp; Prudential Trust Company; Prudential World Fund Inc. - Pgim Qma I. e. Fund; Pub Institutional Fund Umbrella-pub Equities Emer Markets 1; Pub Institutional Fund Umbrella-pub Equities Emer Markets 2; Public Employees Retirement System of Ohio; Public Employees' Long-term Care Fund; Public Sector Pension Investment Board; Qsuper; Rare Infrastructure Value Fund - Hedged; Rare Infrastructure Value Fund - Unhedged; Raytheon Technologies C. M. R. Trust; Reassure Limited; Regime de Retraite DU Personnel Des Cpe ET Des Garder Pcdq; Reliance Trust Institutional Retirement Trust Series Twelve; Renato Crexinski; Retail Employees S Pty. Limited; Ricardo Bacci Acunha; Riza Tavros Long Bias Master FIM; Robeco 3D em Equity Ucits ETF; Robeco Capital Growth Funds; Roberto de Araujo; Rodrigo Limp Nascimento; Ronaldo Riyouiti Shishido; Roselaine Aparecida Antunes Vieira; Royal London Equity Funds Icvc; Russel Emerging Markets Equity Pool; Russell Global Opportunities Fund; Russell Institutional Funds, LLC - Rem Equity Plus Fund; Russell Investment Company Emerging Markets Fund; Russell Investment Company Multi-asset Growth Strategy Fund; Russell Investment Company Public Limited Company; Russell Investment Company Russell Multi-strategy Income F; Russell Investment Company Russell Tax-managed International; Russell Investment Company V Public Limited Company; Russell Investment Management Ltd as Trustee of the Russell; Russell Investments Global Shares Index Fund; Russell Investments Institutional Funds LLC Sustai; Russell Investments Sustainable Global Shares EX F; Russell Investments Sustainable Global Shares Fund; Russell Investments Yield Opportunities Pool; Russell Tax Effective Global Shares Fund; Russell TR Company Commingled e. B. F. T. R. L. D. I. S.; Rutgers, the State University; Ryo Long Biased Master Fundo de Investimento Multimercado; Ryo Selection Master Fundo de Investimento em Ações; S. F. AG O. B. O. S. (ch) I. F. V. S. (ch) I. e. F. e. M. R; Sabadell Acciones America Latina Fimp; Safari Master Prev Cem Fundo de Investimento Multimercado FI; Sanford C.Bernstein Fund, Inc.; Santander Sicav; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; Schroder Inst Pooled Funds - Advanced Global Equity Fund; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scotia Emerging Markets Equity Index Tracker ETF; Scottish Widows Investment

Solutions Funds Icvc- Fundamental; Scottish Widows Limited; Scottish Widows Managed Investment Funds Icvc -int; Scri Robeco QI Inst Emerg Mkts Enhanced Ind Equities Fund; Shell TR (berm) Ltd as TR O Shell OV Con P F; Sidney Riudy Nakanishi; Sparta Fundo de Investimento em Ações - BDR Nível I; Spartan Group Trust for Employee Benefit Plans: SP; Spartan Group Trust for Emplyee Benefit Plans: Spartan Emerg; Spdr Msci Acwi Ex-us ETF; Spdr Msci Emerging Markets Fossil Fuel Free ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Spdr S&p Emerging Markets Ex-china ETF; Spirit Super; Ssga Msci Acwi Ex-usa Index Non-lending Daily Trust; Ssga Msci Brazil Index Non-lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; Ssga Spdr Etfs Europe II Public Limited Company; ST Str Msci Acwi EX Usa Imi Screened Non- lending Comm TR FD; Stanlib Funds Limited; State of Connecticut Acting T. Its Treasurer; State of Minnesota State Employees Ret Plan; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Emerging Markets Equity Index Fund; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Ireland Unit Trust; State Street Variable Insurance Series Funds, Inc; Stichting Bedrijfspens Zorgverzekeraars; Stichting Bedrijfstakpensioenfonds Voor de Detailhandel; Stichting Bewaarder Beleggingen Menzis; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Pensioenfonds Hoogovens; Stichting Pensioenfonds Pgb; Stichting Pensioenfonds Van de Abn Amro BK NV; Stichting Pensionenfonds Van de Metalektro (pme); Stichting Philips Pensioenfonds; Stichting Shell Pensioenfonds; Strive Emerging Markets Ex-china ETF; Sunamerica Series Trust SA Emerging Markets Equity; Superannuation Funds Management Corporation of S Australia; Swiss Fonds Ag, Faobo Swc (ch) Ind FD I - Swc CH I EQ F e MK; Teacher Retirement System of Texas; Teachers Retirement System of Georgia; Teachers Retirement System of Oklahoma; Texas Municipal Retirement System; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Board of the Pension Protection Fund; the Emerging M.S. of the Dfa I.T.CO.; the Master T BK of Jpn, Ltd as T of Nikko BR EQ Mother Fund; the Master TR Bank of Japan as TR for Hsbc Brazil Mother FD; the Master Trust Bank of Jap Ltd. as TR. for Mtbj400045829; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Master Trust Bank of Japan, Ltd. as T F Mtbj400045832; the Master Trust Bank of Japan, Ltd. as T of Mutb400021492; the Master Trust Bank of Japan, Ltd. as T of Mutb400021536; the Master Trust Bank of Japan, Ltd. as T. for Mtbj400045835; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee FO; the Master Trust Bank of Japan, Ltd. as Trustee for Mutb4000; the Master Trust Bank of Japan, Ltd. as Trustee of; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the New Zealand Guardian Trust Company Limited as Trustee FO; the New Zealand Guardian Trust Company Limited IN Its Capac; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the Prudential Investment Portfolios, Inc. - Pgim; the Public Instituition for Social Security; the Regents of the University of California; the Tiff Keystone Fund, L.P.; Thrift Savings Plan; Thrift Savings Plan; Tiaa-cref Funds - Tiaa-cref Emerging Markets Equity I F; Tiff Multi-asset Fund; Tj-nonqualified, LLC; Tj-qualified, LLC; Total International EX U.S. I Master Port of Master Inv Port; TT em EX China Equity Fund A Sub-fund of TT Intern; TT em M EQ F (the Fund A Sub-fund of TT I FD Plc (the Co); TT em Unconstrained Opportunities Fund Limited; TT Emerging Markets Opportunities Fund II Limited; TT Emerging Markets Opportunities Fund Limited; TT Emerging Markets Unc Fund A Sub Fund of TT Int Funds Plc; TT Sustainable em Equity Fund, A Sub Fund of TT IN; Tyler Finance LLC;

Unicare Savings Plan; Universal Invest Luxembourg SA ON Behalf of Univest; Utah State Retirement Systems; Utimco SP II LLC; Vanguard Emerging Markets Shares Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Public Limited Company; Vanguard International High Dividend Yield Index F; Vanguard Inv Funds Icvc- vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: International; Virginia Retirement System; Virtus Global Fund Icav; Virtus Partners, Inc.; Voya Emerging Markets Index Portfolio; Voya Vacs Index Series em Portfolio; Washington State Investment Board; West Virginia Investment Management Board; West Yorkshire Pension Fund; Wilmar Kleemann; Wilmington Trust Collective Investment Trust - Pio; WM Pool - Equities Trust no 74; WM Pool - Equities Trust no. 75; WM Pool - Equities Trust no. 76; WM Pool - Fixed Interest Trust no. 12; WS Wales PP Emerging Markets Equity Fund; Xtrackers; Xtrackers (ie) Public Limited Company; and Xtrackers Msci Acwi EX Usa Esg Leaders Equity ETF (represented by BVD B3)

We hereby certify that this document constitutes a faithful copy of the original meeting minutes drawn up in the Company's records.

Rio de Janeiro, April 29, 2025.

Francisco Antunes Maciel Müssnich
Chairman

Felipe Guimarães Rosa Bon
Co-Secretary

Leonardo Carneiro da Rocha Ramos de Carvalho
Co-Secretary

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-Held Company)

CNPJ no. 00.001.180/0001-26

NIRE 33.3.00346767

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETING, HELD ON APRIL 29, 2025

ANNEX I – FINAL SUMMARY VOTING MAP

The quantities of votes presented herein comply with the voting limitation rules provided for in articles 6 to 8 of the Company's Articles of Incorporation.

(Remainder of page intentionally left blank)

CENTRAIS ELETRICAS BRASILEIRAS S/A
CNPJ: 00.001.180/0001-26
AGM of 04/29/2025
FINAL SUMMARY VOTING MAP
Annual General Meeting held on 04/29/2025

	Resolution	Asset	Approve	Reject	Abstentions and Empty Votes	Resolution
1	Take the management accounts, examine, discuss and vote on the Management Report and the Company's Full Annual Financial Statements, for the fiscal year ended December 31, 2024;	ON	711,127,353	208,282	350,256,453	Approved by majority
2	To resolve on the proposal of the Company's management for the allocation of income for the fiscal year ended December 31, 2024 and the distribution of dividends.	ON	806,763,582	8,282	254,820,224	Approved by majority
3	Waiver to the candidate of the Board of Directors, José João Abdalla Filho, of the requirements provided for in article 147, §3, of Law No. 6.404, of 1976	ON	545,615,469	125,427,835	390,548,784	Approved by majority

	Multiple vote adoption	Asset	Approve	Reject	Abstentions and Empty Votes	Resolution
4	It wishes to request the adoption of the multiple vote process for the election of the board of directors, pursuant to art. 141 of Law No. 6.404 of 1976?	ON	229,892,855	119,638,144	712,061,089	Approved by majority
6	In case of adoption of the multiple vote election process, should the votes corresponding to your shares be distributed in equal percentages among the candidates you have chosen?	ON	450,067,448	2,811,125	608,713,515	N/A

	Election of the Board of Directors - Multiple Vote	Asset	Approve	Reject	Abstentions and Empty Votes	Resolution
7	Vicente Falconi Campos	Votes	746,294,889	0	0	Elected
	Ana Silvia Corso Matte	Votes	746,170,211	0	0	Elected
	Daniel Alves Ferreira	Votes	141,385,835	0	0	Not elected
	Felipe Villela Dias	Votes	746,456,005	0	0	Elected
	Marisete Fátima Dadald Pereira	Votes	746,291,095	0	0	Elected
	Carlos Márcio Ferreira	Votes	752,770,843	0	0	Elected
	Marcelo Gasparino da Silva	Votes	241,990,224	0	0	Not elected
	José João Abdalla Filho	Votes	539,653,277	0	0	Elected
	Afonso Henriques Moreira Santos	Votes	166,044,816	0	0	Not elected

	Resolution	Asset	Approve	Reject	Abstentions and Empty Votes	Resolution
40	Specific Question – General election of the Board of Directors considering EGM of Conciliation: The general election of members of the Board of Directors by shareholders holding common shares will be carried out by means of voting in candidates (list), being allowed to vote in up to 9 (nine) names. In the Conciliation Scenario, the number of vacancies will be reduced to six (6) and the shareholder must indicate, in the following simple resolutions, which candidates must be maintained, observing the limit of up to six (6) candidates, UNDER PENALTY OF DISREGARDING THE VOTES. Question: If you voted for the candidate VICENTE FALCONI CAMPOS – INDEPENDENT MEMBER (NOMINATED BY THE ADMINISTRATION), do you want to maintain your vote in the Conciliation Scenario? (if the answer is "disapprove" or "abstain", the vote for the candidate will be disregarded)	ON	438,860,079	225,607	22,506,402	N/A
41	Specific Question – General election of the Board of Directors considering EGM of Conciliation: The general election of members of the Board of Directors by shareholders holding common shares will be carried out by means of voting in candidates (list), being allowed to vote in up to 9 (nine) names. In the Conciliation Scenario, the number of vacancies will be reduced to six (6) and the shareholder must indicate, in the following simple resolutions, which candidates must be maintained, observing the limit of up to six (6) candidates, UNDER PENALTY OF DISREGARDING THE VOTES. Question: If you voted for the candidate ANA SILVIA CORSO MATTE – INDEPENDENT MEMBER (NOMINATED BY THE ADMINISTRATION), do you want to maintain your vote in the Conciliation Scenario? (if the answer is "disapprove" or "abstain", the vote for the candidate will be disregarded)	ON	438,905,791	96,307	622,589,990	N/A
42	Specific Question – General election of the Board of Directors considering EGM of Conciliation: The general election of members of the Board of Directors by shareholders holding common shares will be carried out by means of voting in candidates (list), being allowed to vote in up to 9 (nine) names. In the Conciliation Scenario, the number of vacancies will be reduced to six (6) and the shareholder must indicate, in the following simple resolutions, which candidates must be maintained, observing the limit of up to six (6) candidates, UNDER PENALTY OF DISREGARDING THE VOTES. Question: If you voted for the candidate DANIEL ALVES FERREIRA – INDEPENDENT MEMBER (NOMINATED BY THE ADMINISTRATION), do you want to maintain your vote in the Conciliation Scenario? (if the answer is "disapprove" or "abstain", the vote for the candidate will be disregarded)	ON	144,169,206	26,541,974	890,880,908	N/A
43	Specific Question – General election of the Board of Directors considering EGM of Conciliation: The general election of members of the Board of Directors by shareholders holding common shares will be carried out by means of voting in candidates (list), being allowed to vote in up to 9 (nine) names. In the Conciliation Scenario, the number of vacancies will be reduced to six (6) and the shareholder must indicate, in the following simple resolutions, which candidates must be maintained, observing the limit of up to six (6) candidates, UNDER PENALTY OF DISREGARDING THE VOTES. Question: If you voted for the candidate FELIPE VILLELA DIAS – INDEPENDENT MEMBER (NOMINATED BY THE ADMINISTRATION), do you want to maintain your vote in the Conciliation Scenario? (if the answer is "disapprove" or "abstain", the vote for the candidate will be disregarded)	ON	439,128,057	71,418	622,392,613	N/A
44	Specific Question – General election of the Board of Directors considering EGM of Conciliation: The general election of members of the Board of Directors by shareholders holding common shares will be carried out by means of voting in candidates (list), being allowed to vote in up to 9 (nine) names. In the Conciliation Scenario, the number of vacancies will be reduced to six (6) and the shareholder must indicate, in the following simple resolutions, which candidates must be maintained, observing the limit of up to six (6) candidates, UNDER PENALTY OF DISREGARDING THE VOTES. Question: If you voted for the candidate MARISETE FÁTIMA DADALD PEREIRA – INDEPENDENT MEMBER (NOMINATED BY THE ADMINISTRATION), do you want to maintain your vote in the Conciliation Scenario? (if the answer is "disapprove" or "abstain", the vote for the candidate will be disregarded)	ON	438,855,572	29,007	622,707,509	N/A
45	Specific Question – General election of the Board of Directors considering EGM of Conciliation: The general election of members of the Board of Directors by shareholders holding common shares will be carried out by means of voting in candidates (list), being allowed to vote in up to 9 (nine) names. In the Conciliation Scenario, the number of vacancies will be reduced to six (6) and the shareholder must indicate, in the following simple resolutions, which candidates must be maintained, observing the limit of up to six (6) candidates, UNDER PENALTY OF DISREGARDING THE VOTES. Question: If you voted for the candidate CARLOS MÁRCIO FERREIRA – INDEPENDENT MEMBER (NOMINATED BY THE ADMINISTRATION AND BY SHAREHOLDERS), do you want to maintain your vote in the Conciliation Scenario? (if the answer is "disapprove" or "abstain", the vote for the candidate will be disregarded)	ON	272,548,019	21,066,383	767,977,686	N/A
46	Specific Question – General election of the Board of Directors considering EGM of Conciliation: The general election of members of the Board of Directors by shareholders holding common shares will be carried out by means of voting in candidates (list), being allowed to vote in up to 9 (nine) names. In the Conciliation Scenario, the number of vacancies will be reduced to six (6) and the shareholder must indicate, in the following simple resolutions, which candidates must be maintained, observing the limit of up to six (6) candidates, UNDER PENALTY OF DISREGARDING THE VOTES. Question: If you voted for the candidate JOSÉ JOÃO ABDALLA FILHO – INDEPENDENT MEMBER (NOMINATED BY SHAREHOLDERS), do you want to maintain your vote in the Conciliation Scenario? (if the answer is "disapprove" or "abstain", the vote for the candidate will be disregarded)	ON	7,810,627	59,539,462	994,241,999	N/A
47	Specific Question – General election of the Board of Directors considering EGM of Conciliation: The general election of members of the Board of Directors by shareholders holding common shares will be carried out by means of voting in candidates (list), being allowed to vote in up to 9 (nine) names. In the Conciliation Scenario, the number of vacancies will be reduced to six (6) and the shareholder must indicate, in the following simple resolutions, which candidates must be maintained, observing the limit of up to six (6) candidates, UNDER PENALTY OF DISREGARDING THE VOTES. Question: If you voted for the candidate MARCELO GASPARINO DA SILVA – INDEPENDENT MEMBER (NOMINATED BY SHAREHOLDERS), do you want to maintain your vote in the Conciliation Scenario? (if the answer is "disapprove" or "abstain", the vote for the candidate will be disregarded)	ON	231,878,539	32,547,224	797,166,325	N/A
48	Specific Question – General election of the Board of Directors considering EGM of Conciliation: The general election of members of the Board of Directors by shareholders holding common shares will be carried out by means of voting in candidates (list), being allowed to vote in up to 9 (nine) names. In the Conciliation Scenario, the number of vacancies will be reduced to six (6) and the shareholder must indicate, in the following simple resolutions, which candidates must be maintained, observing the limit of up to six (6) candidates, UNDER PENALTY OF DISREGARDING THE VOTES. Question: If you voted for the candidate AFONSO HENRIQUES MOREIRA SANTOS – INDEPENDENT MEMBER (NOMINATED BY SHAREHOLDERS), do you want to maintain your vote in the Conciliation Scenario? (if the answer is "disapprove" or "abstain", the vote for the candidate will be disregarded)	ON	170,451,360	21,408,197	869,732,531	N/A

	Separate Election - Board of Directors - Preferred Shares	Asset	Approve	Reject	Abstentions and Empty Votes	Resolution
49	Separate CA: Pedro Batista de Lima Filho – Independent Member (appointed by Management and by Shareholders)	PN	85,333,253	10,807,999	39,348,967	Elected
	Separate CA: Rachel de Oliveira Maia – Independent Member (appointed by Shareholder)	PN	45,832,515	7,435,225	82,222,479	Not elected

	Establishment of the Fiscal Council	Asset	Approve	Reject	Abstentions and Empty Votes	Resolution
51	Do you wish to request the establishment of the fiscal council, pursuant to art. 161 of Law No. 6,404 of 1976?	ON	419,414,207	546,836	641,631,045	Approved by majority
		PN	77,612,080	449,525	75,083,634	

	Fiscal Council	Asset	Approve	Reject	Abstentions and Empty Votes	Resolution
52	FC: Marcelo Souza Monteiro (Member) / José Ricardo Elbel Simão (Alternate)	ON	326,897,277	21,173,399	713,521,412	Not elected
	FC: Cristina Fontes Doherty (Full) / Alessandra Eloy Gadelha (Alternate)	ON	647,429,121	5,674,253	408,488,714	Elected
	FC: Saulo Benigno Puttini (Full) / Márcio Eduardo Matta de Andrade Prado (Alternate)	ON	183,107,471	29,259,351	849,225,266	Not elected
	FC: José Raimundo dos Santos (Full) / Paulo Roberto Bellentani Brandão (Alternate)	ON	562,357,988	6,850,887	492,383,213	Elected
	FC: Carlos Eduardo Teixeira Taveiros (Member) / Rochana Grossi Freire (Alternate)	ON	432,893,949	6,850,787	621,847,352	Elected

	Resolution	Asset	Approve	Reject	Abstentions and Empty Votes	Resolution
53	Specific Question – General election of the Fiscal Council considering EGM of Conciliation: The general election of members of the Fiscal Council by shareholders holding common shares will be carried out by means of voting in candidates (list), being allowed to vote in up to 4 (four) names. In the Conciliation Scenario, the number of vacancies will be reduced to three (3) and the shareholder must indicate, in the following simple resolutions, which candidates must be maintained, observing the limit of up to three (3) candidates, UNDER PENALTY OF DISREGARDING THE VOTES. Question: If you voted for the candidates MARCELO SOUZA MONTEIRO (FULL) / JOSÉ RICARDO ELBEL SIMÃO (ALTERNATE), do you want to keep your vote in the Conciliation Scenario? (if the answer is "disapprove" or "abstain", the vote for the candidate will be disregarded)	ON	52,957,029	21,366,240	987,268,819	N/A
54	Specific Question – General election of the Fiscal Council considering EGM of Conciliation: The general election of members of the Fiscal Council by shareholders holding common shares will be carried out by means of voting in candidates (list), being allowed to vote in up to 4 (four) names. In the Conciliation Scenario, the number of vacancies will be reduced to three (3) and the shareholder must indicate, in the following simple resolutions, which candidates must be maintained, observing the limit of up to three (3) candidates, UNDER PENALTY OF DISREGARDING THE VOTES. Question: If you voted for the candidates CRISTINA FONTES DOHERTY (FULL) / ALESSANDRA ELOY GADELHA (ALTERNATE), do you want to keep your vote in the Conciliation Scenario? (if the answer is "disapprove" or "abstain", the vote for the candidate will be disregarded)	ON	373,054,508	5,867,094	682,670,486	N/A
55	Specific Question – General election of the Fiscal Council considering EGM of Conciliation: The general election of members of the Fiscal Council by shareholders holding common shares will be carried out by means of voting in candidates (list), being allowed to vote in up to 4 (four) names. In the Conciliation Scenario, the number of vacancies will be reduced to three (3) and the shareholder must indicate, in the following simple resolutions, which candidates must be maintained, observing the limit of up to three (3) candidates, UNDER PENALTY OF DISREGARDING THE VOTES. Question: If you voted for the candidates SAULO BENIGNO PUTTINI (FULL) / MÁRCIO EDUARDO MATTA DE ANDRADE PRADO (ALTERNATE), do you want to keep your vote in the Conciliation Scenario? (if the answer is "disapprove" or "abstain", the vote for the candidate will be disregarded)	ON	40,455,276	29,463,259	991,673,553	N/A
56	Specific Question – General election of the Fiscal Council considering EGM of Conciliation: The general election of members of the Fiscal Council by shareholders holding common shares will be carried out by means of voting in candidates (list), being allowed to vote in up to 4 (four) names. In the Conciliation Scenario, the number of vacancies will be reduced to three (3) and the shareholder must indicate, in the following simple resolutions, which candidates must be maintained, observing the limit of up to three (3) candidates, UNDER PENALTY OF DISREGARDING THE VOTES. Question: If you voted for the candidates JOSÉ RAIMUNDO DOS SANTOS (FULL) / PAULO ROBERTO BELLENTANI BRANDÃO (ALTERNATE), do you want to keep your vote in the Conciliation Scenario? (if the answer is "disapprove" or "abstain", the vote for the candidate will be disregarded)	ON	344,240,170	7,047,228	710,304,690	N/A
57	Specific Question – General election of the Fiscal Council considering EGM of Conciliation: The general election of members of the Fiscal Council by shareholders holding common shares will be carried out by means of voting in candidates (list), being allowed to vote in up to 4 (four) names. In the Conciliation Scenario, the number of vacancies will be reduced to three (3) and the shareholder must indicate, in the following simple resolutions, which candidates must be maintained, observing the limit of up to three (3) candidates, UNDER PENALTY OF DISREGARDING THE VOTES. Question: If you voted for the candidates CARLOS EDUARDO TEIXEIRA TAVEIROS (FULL) / ROCHANA GROSSI FREIRE (ALTERNATE), do you want to keep your vote in the Conciliation Scenario? (if the answer is "disapprove" or "abstain", the vote for the candidate will be disregarded)	ON	341,005,363	7,043,628	713,543,097	N/A

	Separate Election - Fiscal Council - Preferred Shares	Asset	Approve	Reject	Abstentions and Empty Votes	Resolution
58	Separate FC PN: Gisomar Francisco de Bittencourt Marinho (Full) / Paulo Roberto Franceschi (Alternate)	PN	114,253,495	496,286	38,395,458	Elected
	Separate FC PN: Ivanyra Maura de Medeiros Correia (Full) / Antonio Candido Prataviera Calcagnotto (Alternate)	PN	27,562,165	10,173,720	115,409,354	Not elected

	Resolution	Asset	Approve	Reject	Abstentions and Empty Votes	Resolution
59	Set the annual global compensation for administrators, external members of advisory committees, and members of the Fiscal Council (if installed) for the 2025 fiscal year	ON	766,345,661	4,574,605	290,671,822	Approved by majority
60	To set the number of members of the Fiscal Council and their respective alternates at 5 (five), if installed	ON	964,949,795	536	96,641,757	Approved by majority

CENTRAIS ELETRICAS BRASILEIRAS S/A
CNPJ: 00.001.180/0001-26
EGM of 04/29/2025
FINAL SUMMARY VOTING MAP
Extraordinary General Meeting held on 04/29/2025

	Resolution	In Favor	Against	Abstentions and Empty Votes	Resolution
1	About the Merger of Eletropar by Eletrobras ("Merger"): (1.i) ratify the appointment of Pricewaterhousecoopers Auditores Independentes Ltda. (PwC) as the appraisal company responsible for preparing the appraisal report of the accounting equity value of Eletrobras Participações S.A. ("Eletropar Accounting Appraisal Report" and "Eletropar", respectively); (1.ii) approve the Eletropar Accounting Appraisal Report; (1.iii) ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. ("EY") as the appraisal company responsible for preparing the appraisal report, for the purposes of article 264 of the Brazilian Corporation Law, of the Company ("Appraisal Report of Article 264 Eletrobras") and Eletropar ("Appraisal Report of Article 264 Eletropar"); (1.iv) approve the Appraisal Report of Article 264 Eletrobras and the Appraisal Report of Article 264 Eletropar; (1.v) approve the Protocol and Justification of the Merger of the Company, entered into between the Company's officers and the officers of Eletropar, which establishes the terms and conditions of the merger of Eletropar by the Company ("Merger" and "Protocol and Justification", respectively); (1.vi) approve the Merger, pursuant to the Protocol and Justification; (1.vii) approve the amendment to the Company's Bylaws to amend the caput of article 4 of the Company's Bylaws, due to the increase in the Company's capital resulting from the Merger; and (1.viii) authorize the managers of Eletrobras to perform all acts necessary for the implementation of the Merger	816,442,450	200,723	241,957,057	**Approved by majority**

	Amendments to the Bylaws	In Favor	Against	Abstentions and Empty Votes	Resolution
2	Approve, with effectiveness subject to the consent of the competent authority, the following amendments to the Company's Bylaws: Amendment of §5 of the current article 25 of the Bylaws, to provide for a new tiebreaker rule within the scope of the Board of Directors;	817,487,662	1,754	241,110,814	**Approved by majority**

	Amendments to the Bylaws	In Favor	Against	Abstentions and Empty Votes	Resolution
3	Approve, with effectiveness conditioned upon the consent of the competent authority, the following changes to the Company's Bylaws: Amendment of (i) §2 of the current article 28 of the Bylaws, to reduce from 6 (six) to 5 (five) the minimum number of independent candidates; and (ii) of §4 of the current article 28 of the Bylaws to include criteria for assessing the independence of Board of Directors members;	756,978,946	60,510,518	241,110,766	**Approved by majority**

	Amendments to the Bylaws	In Favor	Against	Abstentions and Empty Votes	Resolution
4	Approve, with effectiveness conditioned upon the consent of the competent authority, the following changes to the Company's Bylaws: Amendment of the current article 43 of the Bylaws to make the Fiscal Council permanently established and define its composition of 5 (five) effective members and their respective alternates;	817,698,979	754	240,900,497	**Approved by majority**

	Consolidation of Bylaws	In Favor	Against	Abstentions and Empty Votes	Resolution
5	If any of the resolutions contained in items 1, 2, 3 and/or 4 above are approved, approve: (i) the consolidation of the Company's Bylaws, considering all amendments approved by shareholders at the Meeting, including any renumbering adjustments, use of defined terms, and cross-references applicable to the Bylaws' provisions, due to the inclusion or exclusion of provisions, as approved by the competent authority; and (ii) if necessary, that the Board of Directors take administrative measures to reflect in the consolidated version of the Bylaws what was approved by shareholders at the Meeting and by the competent authority, including for filing, publication and compliance with other applicable legal and regulatory provisions	817,482,660	654	241,116,916	**Approved by majority**

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-Held Company)

CNPJ no. 00.001.180/0001-26

NIRE 33.3.00346767

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETING, HELD ON APRIL 29, 2025

ANNEX II – CONSOLIDATED BYLAWS

(Remainder of page intentionally left blank)

BYLAWS OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

CHAPTER I
Corporate Name, Duration, Headquarters and Corporate Purpose of the Company

Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras ("Company" or "Eletrobras") is a publicly-held company, with an indefinite term and governed by these Bylaws ("Bylaws") and the applicable legal provisions.

Sole paragraph - With the entry of Eletrobras into the special listing segment called Level 1, of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), Eletrobras, its shareholders, administrators and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation ("Level 1 Regulation").

Article 2 - Eletrobras has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices.

Sole paragraph - Eletrobras will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines.

Article 3 - Eletrobras has as its corporate purpose:

I - carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of entrepreneurial acts resulting from these activities, such as the sale of electricity, including retail power trading; and

II - promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks.

Paragraph 1 - Eletrobras may carry out the activities contained in its corporate purpose through controlled companies ("subsidiaries"), joint ventures and invested companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies.

Paragraph 2 - The Company may develop other activities related or complementary to its corporate purpose.

Paragraph 3 - Eletrobras shall take all reasonable steps to ensure that its administrators, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, administrators, agents, employees and any other persons acting

on their behalf proceed in accordance with the provisions of the Eletrobras Code of Conduct, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti-corruption legislation.

Paragraph 4 - Eletrobras shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development.

CHAPTER II
Capital, Shares and Shareholders

Article 4 - The capital stock is seventy billion, one hundred and thirty-five million, two hundred and one thousand, four hundred and five reais and twenty-seven cents (BRL 70,135,201,405.27) divided into two billion, twenty-eight million, five hundred and forty-four thousand, two hundred and eighty-six (2,028,544,286) one hundred and forty-six thousand, nine hundred and twenty (146,920) class "A" preferred shares, two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three (279,941,393) preferred shares of class "B" and one (1) special class preferred share exclusively held by the Federal Government, all without par value.

Paragraph 1 - The shares of Eletrobras shall be:

I - common, in nominative form, with the right to one vote per share;

II - classes “A” and “B” preferred, in the nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases; and

III - 1 (one) special class preferred share, held exclusively by the Federal Government, without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 3 of article 11 of these Bylaws.

Paragraph 2 - The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose.

Paragraph 3 - Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM.

Paragraph 4 - The voting rights of common shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws.

Article 5 - Eletrobras is authorized to increase its capital up to the limit of one hundred billion Brazilian reais (BRL 100,000,000,000.00), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares.

Paragraph 1 - The Board of Directors shall establish the conditions of issue, subscription, form and term of Payment, price per share, form of placement (public or private) and its distribution in the country or abroad.

Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term referred to in article 171, paragraph 4 of Law 6,404/1976, as amended ("Brazilian Corporations Law"), whose placement is made through sale on the stock Exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders' Meeting, under the terms established by law.

Article 6 - It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital.

Sole paragraph - If the preferred shares issued by Eletrobras confer voting Rights under the terms of article 111, paragraph 1, of Brazilian Corporations Law, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article.

Article 7 - It is forbidden to enter into shareholders' agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, including in the case described in article 6, sole paragraph.

Paragraph 1 - The Company will not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws.

Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 3 of article 11 of these Bylaws.

Article 8 - For the purposes of these Bylaws, two or more shareholders of the Company shall be considered as a group of shareholders:

I - That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control;

II - If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others;

III - Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or

IV - Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not.

Paragraph 1 - In the case of investment funds with a common administrator or manager, shall be considered as a group of shareholders only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are responsibility of the administrator or manager, as the case may be, on a discretionary basis.

Paragraph 2 - In addition to the provisions of the *caput* and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the *caput* or in paragraph 1 of this article.

Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in articles 6 and 7.

Paragraph 4 - The shareholders must keep Eletrobras informed about their membership in a group of shareholders under the terms of these Bylaws, if such group of shareholders holds, in total, shares representing ten percent (10%) or more of the voting capital of Eletrobras.

Paragraph 5 - The members of the board of the shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold ten percent (10%) or more of the voting capital of Eletrobras.

Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed thirty percent (30%) of the voting capital of Eletrobras and that does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least one hundred percent (100%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC.

Sole paragraph - The obligation to make a public offer of acquisition, under the terms of the *caput,* will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of thirty percent (30%) of the voting capital of the Company.

Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed fifty percent (50%) of the voting capital of Eletrobras and does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least two hundred percent (200%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.

Sole paragraph - The obligation to make a public offer for acquisition, under the terms of the *caput,* will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of fifty percent (50%) of the voting capital of the Company.

Article 11 - The preferred shares cannot be converted into common shares and, in the
case of classes "A" and "B", will have priority in reimbursement of capital and distribution of dividends.

Paragraph 1 - The preferred shares of class “A”, which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them, will have priority in the distribution of dividends, which will be levied at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them.

Paragraph 2 - The preferred shares of class “B”, which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, which will be levied at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally among them.

Paragraph 3 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Brazilian Corporations Law, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws.

Paragraph 4 - Class "A" and class "B" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in paragraphs 1 and 2, subject to the provisions of paragraph 5.

Paragraph 5 - Class “A” and class “B” preferred shares shall be entitled to receive a dividend, for each share, at least ten percent (10%) greater than that attributed to each common share.

Article 12 - The capital increases of Eletrobras will be carried out through public or private subscription and incorporation of reserves, capitalizing Resources through the modalities admitted by law.

Sole paragraph - In capital increases, preference will be assured to all Eletrobras shareholders, in proportion to their shareholding, except in the case of paragraph 2 of Article 5.

Article 13 - The payment of shares shall comply with the rules and conditions established by the Board of Directors.

Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due.

Article 14 - Eletrobras may issue non-convertible securities and debentures.

Article 15 - Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions.

Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization.

CHAPTER III
The Shareholders’ Meeting

Article 17 - The Annual Shareholders’ Meeting shall be held within the first four (4) months following the end of the fiscal year, on a day and time previously fixed, to:

I - take the management accounts, examine, discuss and vote on the financial statements;

II - resolve on the allocation of net income for the year and the distribution of dividends;

III - elect the members of the Board of Directors and the Fiscal Council;
IV - establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and
V - establish the annual global amount of the remuneration of the administrators and members of the Advisory Committees to the Board of Directors.

Article 18 - In addition to the matters provided for in the Brazilian Corporations Law, the Shareholders' Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence.

Paragraph 1 - The Shareholders' Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited.

Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to ten percent (10%) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to articles 6 and 7 of these Bylaws.

Paragraph 3 - For the purposes of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article.

Paragraph 4 - The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form.

Paragraph 5 - Explanations of vote may be recorded, if the shareholder or its representatives so wishes.

Paragraph 6 - The abstention from voting, when it occurs must be included in the minutes and the disclosure document of the Meeting.

Paragraph 7 - The board that will direct the work of the Shareholders' Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary.

Article 19 - The shareholder may be represented by a power of attorney at the Shareholders' Meetings, pursuant to article 126, paragraph 1 of Brazilian Corporations Law.

Paragraph 1 - The documents proving the condition of shareholder and its representation must be delivered according to the call notice.

Paragraph 2 - All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders' Meeting.

Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of American Depositary

Receipts (ADR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of Eletrobras.

CHAPTER IV
Rights Attributed to the Federal Government

Article 20 - The Federal Government, on behalf of the shareholders that are part of its group of shareholders, pursuant to Article 8 of these Bylaws ("Federal Government Shareholders' Group"), considering the provisions of the Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM, entered into within the scope of the Direct Action for the Declaration of Unconstitutionality No. 7,385 ("Conciliation Agreement"), the terms of which were approved at Eletrobras' extraordinary general meeting held on 29 April 2025 ("Conciliation Meeting"), shall have the right to elect, by means of a separate vote:

I – three (3) members to the Board of Directors of Eletrobras; and

II – one (1) member of the Fiscal Council of Eletrobras, and his/her respective alternate.

Paragraph 1 - If, for any reason, the Federal Government Shareholders' Group holds a percentage of less than thirty percent (30%) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government Shareholders' Group, to elect directors by means of a separate vote, as provided for in the caput of this Article 20, will be partially reduced, so that the Federal Government, on behalf of the Federal Government Shareholders' Group, will have the right to elect, by means of a separate vote:

I - two (2) members to the Board of Directors of Eletrobras; and

II - 1 (one) member of the Fiscal Council of Eletrobras, and his/her respective alternate.

Paragraph 2 - If, for any reason, Federal Government's Shareholders Group holds a percentage of less than twenty percent (20%) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government's Shareholders Group, to elect directors by means of a separate vote, provided for in the caput and first paragraph of this Article 20, will be automatically extinguished, so that the Federal Government, on behalf of the Federal Government Shareholders' Group, will not have the right to elect, by means of a separate vote, any number of members to the Board of Directors or to the Fiscal Council of Eletrobras.

Paragraph 3 - In the event that the Federal Government Shareholders' Group has its voting participation percentage in the Company's stock capital reduced, pursuant to the first and second paragraphs of the caput of Article 20 of these Bylaws, such reduction shall not impact the current term of office of the directors elected by means

of a separate vote by the Federal Government, on behalf of the Federal Government Shareholders' Group.

Paragraph 4 - In the event that the Federal Government Shareholders' Group holds, at any time, a voting participation percentage in the Company's stock lower than that required for the maintenance of the rights provided for in the first and second paragraphs of the caput of Article 20 of these Bylaws, as the case may be, the right of election shall automatically be definitively extinguished under the terms and amounts set forth therein, even if the Federal Government Shareholders' Group subsequently holds a participation in an amount equal to or greater than such percentages.

Paragraph 5 - The candidates nominated by the Federal Government pursuant to this Article 20 and respective paragraphs shall comply with the provisions of these Bylaws and the applicable Eletrobras' internal policies, including their eligibility.

Article 21 - The right to elect, by means of a separate vote, attributed to the Federal Government, on behalf of the Federal Government Shareholders' Group, provided for in the caput of Article 20, has a personal nature (intuito personae). Thus, such right is not attributed to any of the shares issued by Eletrobras, including, without limitation, the special class preferred share provided for in item III of paragraph 1 of Article 4 of these Bylaws, so that it may not be transferred in any way to any other person or entity, including entities that are part of the Federal Government Shareholders' Group, whether free of charge or for consideration, including through a power of attorney, and can be exercised solely and exclusively by the Federal Government.

Article 22 - While the Federal Government, on behalf of the Federal Government Shareholders' Group, holds the right to elect, by means of a separate vote, any number of members for the Company's Board of Directors and Fiscal Council, the Federal Government and the members of the Federal Government Shareholders' Group shall abstain from performing the following acts: according to the obligation assumed in the Conciliation Agreement:

I - To demand the election of members of the Company's Board of Directors by multiple vote, as provided for in article 141 of the Brazilian Corporations Law and other applicable provisions, and, if such election is requested by another candidate(s), to nominate candidates and/or vote in said election;

II - Nominating candidates and/or voting in the general election of members of the Board of Directors, whether this is an election by candidates, by slate or by multiple vote, including for the purposes of article 141, paragraph 4, item I, of the Brazilian Corporations Law and other applicable provisions;

III – Nominating candidates and/or voting in the election of a member of the Board of Directors appointed by the shareholders holding preferred shares, including within the scope of the right granted by article 141, paragraph 4, item II, of the Brazilian Corporations Law and other applicable provisions;

IV – Nominating candidates and/or voting in the election of a member of the Fiscal Council and their respective alternate, appointed by the shareholders holding preferred shares, as provided for in article 161, paragraph 4, item "a" of the Brazilian Corporations Law and other applicable provisions; and

V – Nominate candidates and/or vote in the general election of members of the Fiscal Council and their respective alternates, whether this is an election by candidate or by slate, including for the purposes of article 161, paragraph 4, items "a" and "b" of the Brazilian Corporations Law and other applicable provisions.

Article 23 - It shall be exclusively incumbent upon the Federal Government, on behalf of the Federal Government Shareholders' Group, to submit to the Company the name and all other information of the persons it intends to elect to the Company's Board of Directors and/or Fiscal Council, by means of a separate vote provided for in Article 20 and respective paragraphs of these Bylaws, provided that such submission must occur at least sixty (60) days prior to the date of the general meeting whose agenda is the election of members of the Company's Board of Directors and/or Fiscal Council, according to the annual calendar disclosed by Eletrobras, in order to enable the analysis provided for in the sixth paragraph of Article 28 of these Bylaws and Eletrobras' internal policies.

Article 24 - The members of the Board of Directors elected by the Federal Government, on behalf of the Federal Government Shareholders' Group, by means of a separate vote pursuant to Article 20 and respective paragraphs of these Bylaws shall not be considered as independent for all purposes.

Article 25 - The Company shall disregard, for all intents and purposes, the acts performed, at any time, by the Federal Government and by any of the shareholders that are part of the Federal Government Shareholders' Group carried out in disagreement with the provisions of the Conciliation Agreement and/or these Bylaws, including by an act of the chairman of the meeting or assembly in the context of which the act in question was carried out.

CHAPTER V
Management

Article 26 - The Management of Eletrobras, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board of Officers.

Article 27 - The exercise of the positions of members of the Eletrobras Management, resident or not in the country, is private to individuals, and the management Guarantee may be required for any position of administrator.

Sole paragraph - The minutes of the Shareholders' Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall

contain the qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of Eletrobras require certain requirements for the investiture in the position of management of Eletrobras, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office.

Article 28 - The investiture in the management position of Eletrobras shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of administrators and fiscal directors.

Paragraph 1 - Only persons with an unblemished reputation, professional knowledge and experience appropriate to the position and effective availability of time to devote to the duties may be elected to the Board of Directors.

Paragraph 2 - Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board of Officers is prohibited:

I - representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without a permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and a holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position;

II - of a person who has acted, in the last thirty-six (36) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign;

III - of a person who holds a position in a union organization.

IV – of a person who has been declared ineligible by a competent public body or authority to hold a commissioned position or a position of trust within the Public Administration, for as long as the period of ineligibility persists;

V – of a person who already serves on 4 (four) or more boards of directors of publicly-held companies not controlled by Eletrobras, with this threshold reduced to 2 (two) or more if the person is the chairman of the board of directors of a publicly-held company not controlled by Eletrobras, and to 1 (one) or more if the person is an executive officer of another publicly-held company not controlled by Eletrobras.

Paragraph 3 - Unless waived by the General Shareholders' Meeting on the grounds of prior justification forwarded to the Company by the shareholder or group of shareholders responsible for the nomination, which is conflicted to vote on the waiver request, persons may not be elected to the Board of Directors if they:

I - hold positions in a company that may be considered a competitor of the Company or its subsidiaries, the Company itself being responsible for evaluating and identifying its competing agents; or

II - have or represent a conflicting interest with that of the Company or its subsidiaries.

Paragraph 4 - For the purposes of item II of Paragraph 3 of Article 22, a person who has an employment relationship with the Company or its subsidiaries, or who is the spouse, partner or relative up to the 2nd degree of an employee of Eletrobras or its subsidiaries, shall be presumed to have a conflicting interest.
Paragraph 5 - The shareholder who nominates a candidate to be a member of the Eletrobras Board of Directors must inform the Company that the candidate meets all the investment requirements, in addition to reporting the other activities and positions, boards and committees that he or she is a member of, including the position of chairman of the board of directors and executive positions in corporations.
Paragraph 6 - Legal and integrity requirements of the managers must be analyzed by the People and Governance Committee.
Paragraph 7 - The administrators and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to thirty (30) days, counted from the election, which will include the submission of the sworn-in to the Eletrobras Code of Conduct and other internal regulations issued by the Company.
Paragraph 8 - If the term of investiture is not signed within thirty (30) days after the election, it will become null and void, unless justified by the management body for which it has been elected.
Paragraph 9 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to Eletrobras.
Paragraph 10 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on Brazilian Corporations Law, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office.
Paragraph 11 - When taking office, the administrator must subscribe to the Administrators' Term of Consent, in accordance with the Provisions of the Level 1 Regulation, and observe the other applicable legal requirements.
Paragraph 12 - A vote cast by a shareholder for the election of a member of the Board of Directors that does not meet the requirements of this article shall be considered abusive for the purposes of article 115 of Brazilian Corporations Law.
Article 29 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of Brazilian Corporations Law, and the accumulation of the positions of chairman of

the board of directors and chief executive officer or executive of the Company by the same person is also prohibited.

Sole paragraph - The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave.

Article 30 - The term of office of the members of the Board of Directors and the Executive Board of Officers shall be extended until the effective investiture of the new members.

Article 31 - The Board of Directors and the Executive Board of Officers shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in article 26 of these Bylaws.

Paragraph 1 - The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically.

Paragraph 2 - The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published.

Paragraph 3 - The Board of Directors shall meet, ordinarily, once a month, and the Executive Board of Officers, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations.

Paragraph 4 - It is incumbent upon the respective Chairmen, or the majority of the members of each body of Eletrobras' management, to call the meetings of the Board of Directors and the Executive Board of Officers.

Paragraph 5 - In relation to the decision-making processes of the collegiate management bodies, the following tie-breaking criteria shall be observed:

I – in the decisions of the Board of Directors, the vote of the block containing the largest number of independent directors shall prevail and, if the tie persists, the vote of the Chairman of the Board of Directors shall also exercise the function of tie-breaker; and

II – in the decisions of the Executive Board, the Chairman of the Company, shall have, in addition to the personal vote, the tie-breaker.

Paragraph 6 - The Board of Directors shall meet: (i) at least once a year, without the presence of the President of the Company; (ii) at least twice a year with the presence of the independent external auditors.

Paragraph 7 - The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city.

Article 32 - The approval of the qualified majority of 6 (six) out of 10 (ten) members of the Board of Directors is required for deliberation on:

I - constitution of new companies though the association of Eletrobras and/or subsidiaries with third parties, referred to in paragraph 1 of article 3 of these Bylaws;

II - transactions with related parties of any nature, except for the direct or indirect subsidiaries of the Company, observing the levels established in the rules on Eletrobras' powers allocation and without prejudice to the legal competence of the meeting;

III - issuance of securities within the authorized capital;

IV - amendment of the dividend distribution policy;

V - declaration of interim dividends; and

VI – appointment of the director who will act as Chairman of the Board of Directors; and

VII – approval and amendment of its Internal Bylaws and the Internal Bylaws of its advisory committees.

Article 33 - The members of the Board of Directors and the Executive Board of Officers shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company.

Paragraph 1 - The Company shall ensure the defense in judicial and administrative proceedings to its administrators, present and past, in addition to maintaining a permanent insurance contract in favor of these administrators, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of exercise of the respective mandates, as long as the legal standards of conduct to which they are subject are observed.

Paragraph 2 - The guarantee provided for in the previous paragraph extends to:

I - to the members of the Fiscal Council and the members of the statutory advisory committees, present and past,

II - to the occupants of trust function, present and past; and

III - employees and agents, present and past, who legally act by delegation of the Company's administrators.

Paragraph 3 - The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board of Officers, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's administrators, in order to cope with certain

expenses related to arbitration, judicial or administrative proceedings involving acts performed in the exercise of their duties or powers, as from the date of their possession or the beginning of the contractual relationship with the Company.

Paragraph 4 - Indemnity agreements shall not cover:

I - acts performed outside the exercise of the duties or powers of its signatories;

II - acts with bad faith, intent, serious fault or fraud;

III - acts performed in their own interest or that of third parties, to the detriment of the company's social interest;

IV - indemnities arising from social action provided for in article 159 of Brazilian Corporations Law or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6,385/1976; or

V - other cases provided for in the indemnity contract.

Paragraph 5 - The indemnity contract shall be adequately disclosed and provide, among other issues:

I - the limit value of the coverage offered;

II - the coverage period; and

III - the decision-making procedure regarding the Payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company.

Paragraph 6 - The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract.

Paragraph 7 - It is assured to the Administrators and Fiscal Directors, as well as to the former administrators and former directors, the knowledge of information and documents contained in the Company's records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate.

Paragraph 8 - In the event of the previous paragraph, the former administrators and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company.

CHAPTER VI
The Board of Directors

Article 34 - The Board of Directors shall be composed of ten (10) members, elected and dismissed by the Shareholders' Meeting, without alternates, with a unified term of office of two (2) years, with reelection permitted, including: (i) one (1) board member elected in a separate vote at the Shareholders' Meeting, by a majority of the

shareholders holding preferred shares issued by Eletrobras; and (ii) three (3) board members elected by the Federal Government, representing the Federal Government Shareholders' Group, in a separate vote at the Shareholders' Meeting, pursuant to Article 20 and respective paragraphs of these Bylaws, if the conditions set forth therein are met.

Paragraph 1 - Only shall be able to exercise the right to separate election provided for in item (ii) of Article 33 above, the preferred shareholders who prove the uninterrupted ownership of their shares during the period of three months, at least, immediately prior to the holding of the General Meeting, subject to the provisions of Chapter V.

Paragraph 2 - The Board of Directors shall be composed of at least six (6) five (5) independent members.

Paragraph 3 - The characterization as an Independent Director must be resolved in the minutes of the Shareholders' Meeting that elects him, observing the provisions issued by the CVM and the regulation of Novo Mercado, of B3, based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management's proposal for the Meeting.

Paragraph 4 - Without prejudice to the independence provisions set forth by the CVM and the regulation of Novo Mercado, a member of the Board of Directors shall not be considered independent if they:

I – hold more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided; or

II – have a material relationship, management relationship or employment relationship, or equivalent, with a shareholder or group of shareholders that holds more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided.

Paragraph 5 - The Board of Directors shall appoint, from among its members, its Chairman, who may not hold more than one position as a board member of a publicly-held company not controlled by Eletrobras, and whose responsibility it shall be to designate, from among the directors, their eventual substitute in cases of temporary absences.

Article 35 - In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last twelve (12) meetings, without justified reason or license granted by the Board of Directors.

Paragraph 1 - In the event of a vacancy in the position of a director appointed to serve as Chairman of the Board of Directors, a new Chairman of the Board of Directors will be appointed at the subsequent meeting of this collegiate body.

Paragraph 2 - In the event of vacancy in the position of director, the applicable legal provisions shall be observed.

Article 36 - The Board of Directors is the senior management body responsible for establishing the general orientation of the Company's business, defining its strategic direction, ensuring the proper functioning of corporate governance systems, risk management and internal controls and preserving the orderly succession of the management, aiming at the long-term interests of the Company, its continuity and the generation of sustainable value, and it is also responsible, without prejudice to the powers provided for in the legislation in force:

Strategy:

I – establish the guidelines and strategic objectives of the Company, including the definition of business identity;

II – discuss, approve, on a proposal from the Executive Board of Officers, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans;

III - define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market;

IV - approve the investment projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies;

Financial statements, dividends and meetings:

V - express an opinion on the management reports, as well as on the accounts of the Executive Board of Officers;

VI - submit to the Annual Shareholders' Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors;

VII - authorize the call and submit to the Shareholders' Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item "general matters";

VIII - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council;

IX - resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board of Officers;

Securities and corporate transactions:

X - authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares;
XI - approve the issuance of common shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment;
XII - exchange of shares or other securities issued by the Company;
XIII - express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation;
Governance:
XIV – approve its Internal Regulations and those of its advisory committees, the Eletrobras Code of Conduct, the main policies of the Eletrobras companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social responsibility, governance, as well as normatives dealing with powers, remuneration and appointment of administrators and personnel;
XV - elect and dismiss, at any time, the members of the Company's Executive Board of Officers;
XV - elect and dismiss, at any time, the members of the Company's Executive Board of Officers;
XVI – appoint and dismiss the holder of the Internal Audit, the holder of Corporate Governance and the holder of the Secretariat of Governance;
XVII – elect the members of the advisory committees and working groups of the Board of Directors, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee;
XVIII - define the variable remuneration program an establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board of Officers, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market;
XIX - evaluate, the periodically collective performance of the Board of Directors, its Committees, and the Secretariat of Governance, as well as the individual performance of its members, the Chairman of the Board of Directors, and the CEO, and also evaluate, discuss and approve the results of the evaluations of the Executive Board.
XX - approve indications, proposed by the Executive Board of Officers, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and

of the companies and entities in which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board of Officers;

XXI - resolve on matters that, by virtue of legal provision or by determination of the Shareholders' Meeting, fall under its purview;

XXII - decide on the omitted cases of these Bylaws and delegate to the Executive Board of Officers matters within its purview not included in the list of legal attributions of the Board of Directors;

XXIII - evaluate and disclose annually who the independent directors are and, at the same intervals, indicate and justify any new circumstances that may alter their condition of independence.

Risks, internal controls and compliance:

XXIV - implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which Eletrobras and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud;

XXV - approve the annual work plan of the Internal Audit; and

XXVI - examine, at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other contracts;

Legal acts and business:

XXVII - express an opinion on acts and approve contracts, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXVIII - approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXIX - approve the transfer of ownership of the Company's assets, constitution of real liens and the provision of guarantees to obligations to third parties, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXX - choose and dismiss the independent auditors;

XXXI - resolve on the Company's strategic trademarks and patents;

XXXII - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies' Normative of Authorities, and also considering the Company's social responsibilities, as provided for in paragraph 4 of article 154 of Brazilian Corporations Law;

XXXIII - approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions;

XXXIV - approve the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the cost of these benefits; and

XXXV - approve, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies;

Business management and efficiency:

XXXVI - determine the distribution and redistribution of charges and duties among the members of the Executive Board of Officers;

XXXVII - grant leave or license to the President of the Company, including paid leave;

XXXVIII - approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program;

XXXIX - approve the maximum number of personnel of Eletrobras companies and general guidelines for hiring personnel at Eletrobras and its subsidiaries;

XL- approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board of Officers; and

XLI - approve the business performance goals of the subsidiaries.

Associative guidelines:

XLII - authorize the incorporation of wholly-owned subsidiaries, the Company's interests in subsidiaries or affiliates, the transfer of termination of such interest, as well as the acquisition of shares or quotas of other companies;

XLIII - resolve on the association referred to in paragraph 1 of article 3 of these Bylaws;

XLIV - resolve on the shareholders' agreements to be signed by Eletrobras and its subsidiaries and, in the case of amendments, only when it involves aspects related to article 118 of Brazilian Corporations Law; and

XLV - deliberate on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector.

Paragraph 1 - The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition of Shares ("OPA") that has as its object the shares issued by the company, within fifteen (15) days of the publication of the notice of said OPA, in which it will manifest, at least:

I - on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares;

II - regarding the strategic plans disclosed by the offeror in relation to the company; and

III - regarding the alternatives to the acceptance of the takeover bid available on the market.

Paragraph 2 - The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance.

Paragraph 3 - The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation.

Paragraph 4 - Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall:

I - convene and preside over the meetings of the body, observing compliance with the Bylaws and the Internal Regulations;

II - coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board of Officers, with the support of the People and Governance Committee;

III - propose to the Board of Directors appointments to compose the advisory committees; and

IV – with the support of the Coordinator of the People and Governance Committee and the investor relations department, address corporate governance matters with the shareholders.

Article 37 - The Board of Directors, for the better performance of its functions, may create Committees or transitory work groups with defined objectives, being composed by members of Management and professionals with specific knowledge.

Paragraph 1 - The Board of Directors shall have the permanent support of four (4) committees, made up of directors only, with the exception of the Audit and Risks Committee, which may have independent external members who will provide it with permanent support and direct advisory services:

I - People and Governance Committee;

II - Planning and Projects Committee;

III - Sustainability Committee; and

IV - Audit and Risks Committee.

Paragraph 2 – The advisory committees, whether statutory or not, will have their compositions, attributions and other rules of operation disciplined in internal regulations approved by the Board of Directors, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of Eletrobras.

Paragraph 3 - The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors.

Article 38 - The Audit and Risks Committee is responsible for:

I – provide an opinion on the hiring and dismissal of independent audit services;

II - supervising and monitoring the activities: a) of the independent auditors, in order to evaluate their Independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company; b) the internal control area of the company; c) the internal audit area of the company; and d) the area of preparation of the company's financial statements;
III - evaluate the quarterly information, interim statements and financial statements;
IV - monitor the quality and integrity of: a) the internal control mechanisms; b) the quarterly information, interim statements and financial statements of the Company; and c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements;
V - evaluate and monitor the company's risk exposures;
VI - evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures;
VII - prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) its activities, the results and conclusions reached and the recommendations made; and b) any situations in which there is significant disagreement between the company's management, the independent auditors and the Audit and Risks Committee in relation to the company's financial statements;
VIII – have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures for protect the provider and the confidentiality of the information;
IX - monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and
X - evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties.
Paragraph 1 - The Audit and Risks Committee shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the Company's sector of activity, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by CVM, and all its members shall be independent, among which, at least one (1) shall be an independent Director of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the

Securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE").

Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risks Committee, and the election of external members other than directors is also allowed, provided that the independence requirements are met.

Paragraph 3 - In case of vacancy of a member of the Audit and Risks Committee, the Board of Directors shall elect its successor to start a new term of office.

Paragraph 4 - The Audit and Risks Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made.

Paragraph 5 - The Audit and Risks Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation.

Paragraph 6 - The participation, as members of the Audit and Risks Committee, of officers of the Company, its subsidiaries and affiliates is prohibited.

Article 39 - The People and Governance Committee is responsible for:

I - analyzing the requirements for investiture to positions on the Company's Board of Directors and Executive Board, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that provide for the appointments of directors; and

II - assisting in the succession planning and appointment of directors, in the performance assessment process, in the strategy of remuneration of the administrators and members of the advisory committees and in the proposals, practices and other matters relating to people and corporate governance.

Article 40 – The Planning and Projects Committee is responsible for giving its opinion on the Company's business strategy, business plans, budgets, investment projects and financial operations.

Article 41 - The Sustainability Committee is responsible for giving its opinion on social and environmental sustainability practices and strategies and their adherence to Eletrobras' values, purpose, business and corporate culture.

CHAPTER VII
The Executive Board of Directors

Article 42 - The Executive Board of Officers, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to fifteen (15) Executive Vice-President Officers, of a statutory nature, residing

in the country, respecting the minimum of three (3) members, with a unified management term of two (2) years, being allowed renewals.

Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board of Officers their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position.

Paragraph 2 - The members of the Executive Board of Officers shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions in subsidiaries and affiliates of the Company and in boards of management/deliberative boards of other companies and associations.

Paragraph 3 - A person who has already completed sixty-five (65) years of age on the date of the election cannot be elected to occupy a position on the Executive Board of Officers, except in exceptional cases duly justified and approved by the Board of Directors.

Article 43 - The members of the Executive Board of Officers may not depart from the position for more than thirty days consecutive days or not, without leave or authorization from the Board of Directors.

Paragraph 1 - The President and the other Executive Vice-President Officers shall be entitled, annually, to thirty (30) days of paid leave, with the prior authorization of the Executive Board of Officers, which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity.

Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board of Officers, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute.

Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President Officer, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced member.

Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board of Officers, who shall act until the election and investiture of the new President.

Article 44 - It is incumbent upon the Executive Board of Officers and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors.

Paragraph 1 - The Board of Directors may delegate duties to the Executive Board of Officers, except for those expressly provided for by law and subject to the powers established in such delegations.

Paragraph 2 - The duties of the Executive Board of Officers may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments.

Article 45 - The Executive Board of Officers is responsible for:

I - evaluate and submit to the Board of Directors the deliberative matters within its scope, including: (a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans; (b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects; (c) the Company's costing and investment budgets; (d) the performance results of the Company's activities; (e) the policies and other regulations of the Board of Directors;

II - take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in the Eletrobras companies;

III - approve the other policies of Eletrobras companies and Eletrobras standards, and may extend them to subsidiaries;

IV - prepare Eletrobras' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution;

V – approve changes in the organizational structure of the Company and its subsidiaries;

VI - approve the creation and extinction of non-statutory Commissions, linked to the Executive Board of Officers or its members, approving the respective operating rules, attributions and limits of competence for performance;

VIII - instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which Eletrobras appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines;

IX - deliberate on the matters that may be submitted by the President or by any other Executive Vice President Officer;

X - delegate competence to the Executive Vice President Officers to decide, in isolation, on issues included in the duties of the Executive Board of Officers;

XI - delegate powers to Executive Vice President Officers and employees to authorize expenses, establishing limits and conditions;
XII – define the staffing of the Company's areas;
XIII - supervise the negotiation process with union entities, as well as propose ediation and collective bargaining agreements;
XIV - ensure the implementation of the Company's strategic and multi-annual plans and annual spending and investment programs with their respective projects, respecting the approved budget limits;
XV - monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators;
XVI - monitor and control the activities of the companies in which the Company participates, or with which it is associated;
XVII - prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risks Committee, and to the examination and resolution of the Shareholders' Meeting;
XVIII – approve the Company's quarterly financial information;
XIX - approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector;
XX - establishing voting guidance for all Eletrobras subsidiary companies in Meetings of the Electric Energy Trading Chamber - CCEE;
XXI - resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;
XXII - supervise and monitor business companies, including Special Purpose Entities - SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business;
XXIII - evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators;
XXIV - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies' Normative of Authorities, and also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the Brazilian Corporations Law;
XXV - approve Eletrobras' appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to

administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras;

XXVI - resolve on amendments to shareholders' agreements to be signed by Eletrobras and its subsidiaries, when they do not involve aspects related to Article 118 of Brazilian Corporations Law;

XXVII - resolve on the creation and extinction of non-profit entities and on the entry and exit of Eletrobras from the membership of these entities, in compliance with the strategic guidelines established by the Board of Directors; and

XXVIII - approve the creation, in the country and abroad, of subsidiaries, agencies, branches and offices, in compliance with the strategic guidelines established by the Board of Directors.

CHAPTER VIII

Duties of the Executive President and the Executive Vice-President Officers

Article 46 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors:

I - to call, chair and coordinate the work of the meetings of the Executive Board of Officers;

II - to propose to the Board of Directors the appointment of the Executive Vice Presidents and, when applicable, the members of the subsidiaries' board of officers;

III - to provide information to the Board of Directors and the Fiscal Council of the Company;

IV - to promote the formulation, management and monitoring of strategic planning and the multiannual and annual business and management plans of Eletrobras, as well as to supervise their preparation and execution;

V - to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President Officer, as well as appoint representatives, attorneys-in-fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers;

VI - together with another Executive Vice President Officer, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice President Officers and to attorneys-in-fact or employees of Eletrobras; and

VII - coordinate the activities of the members of the Executive Board of Officer.

Article 47 - The duties of the other Executive Vice-President Officers are, without prejudice to other activities assigned to them by the Board of Directors:

I - manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities,

being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board of Officer;

II - participate in the meetings of the Executive Board, report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated;

III - comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation;

IV - designate employees for missions abroad; and

V - approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting.

Article 48 - The Executive Vice President Officer who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading.

CHAPTER IX
The Fiscal Council

Article 49 - The Fiscal Council, of permanent operation, shall consist of five (5) members and their respective alternates, elected by the Shareholders' Meeting, all resident in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for the appointment of managers and members off the fiscal council.

Paragraph 1 - The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, one (1) member and respective alternate.

Paragraph 2 - The Federal Government, on behalf of the Federal Government Shareholders' Group, shall have the right to elect, by means of a separate vote, one (1) member and respective alternate, pursuant to Chapter IV of these Bylaws, provided and as long as the conditions set forth therein are met.

Paragraph 3 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12)

meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate.

Paragraph 4 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the Eletrobras Code of Conduct and other internal regulations issued by the Company.

Paragraph 5 - The members of the Audit Board shall be subject to the prohibitions, impediments and other provisions set out in Paragraphs 1 to 4 of Article 28 of these Bylaws.

Article 50 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporations Law.

Article 51 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting:

I - supervise, by any of its members, the acts of the administrators and verify the fulfillment of their legal and statutory duties;

II - give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting;

III - give an opinion on the proposals of the administrators, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company;

IV - report, by any of its members, to the management bodies and, if these do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company;

V - convene the Annual Shareholders' Meeting if the administrators delay for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they consider necessary;

VI - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board of Board of Officer;

VII – examine the financial statements for the fiscal year and give an opinion on them;

VIII – approve its internal Regulations and any amendments;

IX - monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information; and

X - exercise the attributions in items I to VIII during any liquidation of the Company.

Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered.

Article 52 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations.

Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations.

CHAPTER X

Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and Manifestation Handling

Article 53 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risks Committee.

Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, as well as advising the Board of Directors, the Audit and Risks Committee, the Executive Board of Officer and the Fiscal Council.

Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors.

Article 54 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation.

CHAPTER XI

Fiscal Year and Financial Statements

Article 55 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation.

Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than twenty-five percent (25%) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy.

Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes.

Article 56 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation:

I - at least twenty-five percent (25%) of the balance of net income for the year, obtained after the deduction the legal reserve referred to in the caput of this article, will be distributed as dividend to all shareholders of the Company, pursuant to paragraph 1 of article 49; and

II - up to seventy-five percent (75%) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed seventy-five percent (75%) of the paid-in capital stock.

Article 57 - The Board of Directors, at the proposal of the Executive Board of Officer, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet.

Article 58 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board of Officer, reverting to Eletrobras those that are not claimed within three (3) years after the date of commencement of payment.

CHAPTER XII
Transitional Provisions

Article 59 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to the provisions dealing with requirements and impediments to investiture contained in article 22, paragraph 1, items IV and V of paragraph 2, paragraph 3 and paragraph 4, and article 43, paragraph 4, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting.

Article 60 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to article 28, caput, which provides for the increase in the number of members of the Board of Directors, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting.

Article 61 - The amendments to the Company's Bylaws approved at the Conciliation Meeting, namely, the inclusion of new articles 20 to 25, as well as the amendments to article 34 (renumbered), *caput* and first paragraph and to the second paragraph of article 49 (renumbered), have as a condition precedent of effectiveness, pursuant to article 125 of Law No. 10,406, of January 10, 2002, the ratification of the Conciliation

Agreement by the Federal Supreme Court, except as provided in Clause Four of the Conciliation Meeting.

Sole Paragraph - If the conditions of effectiveness addressed in the Conciliation Agreement related to its ratification by the Federal Supreme Court do not materialize, under the terms and conditions agreed therein, there will be an immediate vacancy of the position occupied by one of the three candidates separately elected by the Federal Government, as previously defined in the management proposal of the Ordinary General Meeting held during the fiscal year of 2025, being the Board of Directors responsible for calling a general meeting only for the election of its replacement.